2002 Annual Report


03016279


SEC MAIL PROCESSING
RECEIVED
MAR 10 2003
WASH. D.C.







Building Value into Our Products . . . and Our Company


CARLISLE

COMPANIES INC

	Products	Markets
GENERAL INDUSTRY		
TENSOLITE		
Tensolite www.tensolite.com	High performance cable assemblies and RF/microwave connectors and cable assemblies, aerospace and high performance wire/cable	Large commercial aircraft, regional and business jets, automated test equipment, telecommunications, wireless infrastructure and data processing equipment manufacturers
CARLISLE FOODSERVICE		
Carlisle FoodService Products www.carlislefsp.com	Commercial and institutional plastic foodservice permanentware, table coverings, metal cookware and serving pieces	Restaurants, hotels, hospitals, nursing homes, schools, colleges and universities
Carlisle Sanitary Maintenance Products www.carlislesmp.com	Industrial brushes, brooms and cleaning discs	Industrial wholesalers and retailers of janitorial supplies
CARLISLE HOME PRODUCTS		
Carlisle Home Products www.carlislehomeproducts.com	Limited edition hand painted ceramic dinnerware, specialty ceramic table top items and super-clear acrylic items resembling cut glass	High-end department stores, specialty gift retailers and high-end corporate gifts
Kenro Incorporated www.kenro.com	Custom molded thermoset plastic components	Manufacturers of appliances, outdoor products, outdoor grills, electrical components and kitchen/bathware
CARLISLE SYSTEMS AND EQUIPMENT		
Carlisle Process Systems www.carlisleprocesssystems.com	Cheese, whey and milk powder manufacturing systems, controls and installation	Dairy and food processors
Walker Stainless Equipment www.walkerstainless.com	Stainless steel vessels, process equipment, and components	Dairy, food processing, pharmaceutical, fine chemical and industrial markets
Carlisle Life Sciences www.carlislelifesciences.com	Isolation and containment equipment, including turnkey modular facilities for the bio-pharmaceutical industries	Pharmaceutical, biotechnical, medical and semiconductor markets
Johnson Truck Bodies www.johnsontruckbodies.com	Controlled climate truck bodies and delivery systems	Warehouse-to-retail store delivery and home food delivery

Carlisle Companies at a Glance

	Products	Markets
CONSTRUCTION MATERIALS		
Carlisle SynTec www.carlisle-syntec.com	Rubber (EPDM), FleeceBACK™, and TPO roofing systems for non-residential low slope roofs	Non-residential new construction, re-roofing and roof maintenance, general construction, industrial and maintenance markets
Carlisle Coatings and Waterproofing www.carlisle-ccw.com	Sheet, liquid and spray-applied waterproofing membranes; drainage composites; deck coatings; duct sealants, adhesives and hardware	General construction - Division 7; above and below grade waterproofing; air handling market
EcoStar www.ecostarinc.com	Roofing tiles made from recycled rubber and plastic	Residential/steep-sloped markets
INDUSTRIAL COMPONENTS		
Carlisle Tire & Wheel www.carlisletire.com	Medium to small pneumatic bias-ply tires and steel wheels; radial trailer tires and plastic wheels	Lawn and garden tractors, ATVs, golf cart manufacturers, trailers and related replacement parts distributors
Carlisle Power Transmission www.cptbelts.com	Industrial belts and related components	Agriculture, construction, mining, lawn and grounds, recreation, petrochemical, wood and paper, industrial machinery and HVAC
SPECIALTY PRODUCTS		
Carlisle Motion Control www.carlislemotion.com	Heavy-duty friction, disc linings, braking system parts, brake shoe remanufacturing and relining for on-highway Class 6, 7 and 8 trucks	Heavy-duty truck and trailer manufacturers, brake and axle manufacturers, and aftermarket distribution
Carlisle Industrial Brake & Friction www.carlislebrake.com	Braking systems for off-highway and industrial equipment, on-highway and towed vehicle actuation systems and specialty friction products	Heavy-duty equipment manufacturers, replacement parts distributors, trailer manufacturers and distributors, clutch and brake manufacturers
AUTOMOTIVE COMPONENTS		
Carlisle Engineered Products www.cepcarlisle.com	Rubber and plastic automotive parts	Automotive and light truck manufacturers and first-tier systems suppliers
TRANSPORTATION PRODUCTS		
Trail King Industries www.trailking.com	Standard and custom-built low-bed trailers, truck and trailer dump bodies, and other specialty trailers	Heavy equipment dealers and contractors, specialized and commercial haulers
Walker Transportation www.walkertransport.com	Tank trailers for food, dairy and chemical applications	Chemical, dry bulk, food and dairy haulers

Building Value into Our Products . . . and Our Company

Carlisle Companies Incorporated is a group of operating companies engaged in manufacturing products for niche markets using well-established technologies that are brought together to build value for shareowners. Our customers are consumers, original equipment manufacturers and distributors who seek the optimum in price, quality and service. Carlisle provides value to these customers through a relentless focus on being the low-cost supplier with the best service.

Carlisle Companies Incorporated seeks to maintain a definitive leadership position in our niche markets. Our growth is both internal, from new product development and product line extensions, and external, through the acquisition of manufacturing companies using well-established technologies that either complement or supplement current products.

Carlisle Companies Incorporated provides value for shareowners by:

- gathering a management team at each operating company that is imbued with professionalism and entrepreneurial spirit,
- allocating the Company's operating cash flow to its highest and best use,
- identifying and integrating acquired companies that extend current operations, and
- developing innovative products.


Sales in millions
2000
1500
1000
500
0
1517
1611
1771
1849
1971
1998 1999 2000 2001 2002
Net Income in millions*
100
75
50
25
0
85
96
96
46
72
1998 1999 2000 2001 2002
Operating Cash Flow in millions
240
180
120
60
0
97
136
128
225
226
1998 1999 2000 2001 2002
Return on Beginning Equity %*
25
18
12
6
0
24.4
23.6
20.1
8.5
13.4
1998 1999 2000 2001 2002

*Note: 2001 Net income excludes effect of a $21.5 million after-tax restructuring charge
2002 Net income shown before goodwill impairment charge of $43.8 million

Financial *Summary*

(In thousands, except per share data)

Summary of Operations	2002	2001
Sales	$ 1,971,280	$1,849,477
Earnings before interest and taxes	127,651	67,045
Net Income	$ 72,378 *	$ 46,332**
Average shares outstanding (diluted)	30,583	30,450
Earnings per share (diluted)	$ 2.37 *	$ 1.52**
Dividends per share	$ 0.85	$ 0.82

(*) Shown before after-tax cumulative effect of goodwill impairment of $43.8 million, or $1.43 per share.
(**) Excludes the effect of a $21.5 million after-tax restructuring charge taken in the first quarter of 2001. Net income with the restructuring charge is $24.8 million, or $0.82 per share.

Comparative Balance Sheets	2002	2001
Assets		
Current assets	$ 481,508	$ 553,272
Property, plant and equipment	447,986	447,660
Other assets	386,406	397,420
Total	$ 1,315,900	$1,398,352
Liabilities and Shareowners' Equity		
Current liabilities	$ 324,262	$ 272,107
Long-term liabilities	438,561	585,961
Shareowners' equity	553,077	540,284
Total	$ 1,315,900	$1,398,352

Comparative Statements of Cash Flows	2002	2001
Net cash provided by operating activities	$ 226,057	$ 224,851
Net cash used in investing activities	(57,245)	(217,734)
Net cash (paid to) received from borrowings	(142,763)	26,338
Cash used to pay dividends	(25,887)	(24,883)
Effect of exchange rate changes on cash	7,273	(1,933)
Change in cash and cash equivalents	7,435	6,639
Cash and cash equivalents		
Beginning of year	15,606	8,967
End of year	$ 23,041	$ 15,606



Sales

- 25% Construction Materials
- 32% Industrial Components
- 5% Specialty Products
- 12% Automotive Products
- 6% Transportation Products
- 20% General Industry



Operating Margins

- 43% Construction Materials
- 36% Industrial Components
- 1% Specialty Products
- 8% Automotive Products
- 4% Transportation Products
- 8% General Industry

To Our *Shareowners*

Dear Shareowner:

In spite of a weak economy Carlisle finished 2002 with a record $1.971 billion in sales, a 190% increase in operating earnings per share and record cash flow of $226 million. Our accomplishments were the direct result of our focus on creating competitive advantage by *building value into our products and our company.* We have done this in good economies and bad, because of outstanding employees who produce dependable, innovative, low-cost products that are supported by a company-wide culture committed to customer service excellence.

Carlisle finished 2002 with a record $1.971 billion in sales.

Trademark Qualities Carlisle has prevailed in this difficult operating environment as a result of the trademark qualities that have brought success to Carlisle since our beginning:

1) a decentralized operating structure that fosters local ownership of results and puts our **entrepreneurial management teams** closer to their customers and the markets they serve,

2) a relentless focus on lowering costs and developing new products,

3) a heavy emphasis on continuous year-over-year improvement, and

4) an aversion to relying on outside forces, such as an improving economy, to generate improved operating results.

These trademark qualities are most evident at our oldest divisions, Carlisle SynTec, our commercial roofing business, and Carlisle Tire & Wheel. Carlisle SynTec operated in a very depressed commercial construction market during 2002 and yet achieved record sales and profits. Carlisle Tire & Wheel expanded its low-cost production base in China and Trinidad, introduced over one hundred new tires to the marketplace and built momentum for the future.

Our commitment to increasing **cash flow from operations** has never faltered. Operating cash flow fuels our growth and allows us to take advantage of investment opportunities that meet our stringent criteria. Our conservative cash management philosophy and efficient use of assets have allowed us to increase our investment in research and development, relocate Carlisle Motion Control's friction plant to a fully automated facility in South Hill, Virginia, expand our participation in the commercial roofing insulation business and increase our dividend for the 26th consecutive year. Maintaining a strong focus on generating free cash flow will also allow us to exploit acquisition opportunities that bring value to Carlisle's portfolio.

The development of innovative new products, enhanced by our goal of becoming the low-cost producer in our markets, was the key driving force for **growth** in 2002. Product line enhancements introduced by Carlisle Companies in the past year include:

- an adhesive-backed thermoplastic polyolefin (TPO) membrane that is already bringing a significant new low-cost dimension to the commercial roofing industry,
- a full line of portable beverage bars, the Maximizer™, for use in a variety of foodservice environments, offered by Carlisle FoodService, and
- the completion of a full line of motor home chassis braking systems from Carlisle Industrial Brake & Friction.

Nearly 25% of our 2002 revenues came from new products developed by Carlisle over the last five years.

Acquisitions Though we reviewed dozens of acquisition opportunities in 2002, MiraDri, a leading provider of waterproofing solutions, was the only acquisition that met our standards. The acquisition of MiraDri is an example of how Carlisle creates competitive advantage. A former supplier to Carlisle Coatings and Waterproofing, MiraDri adds several complementary products to our Construction Materials segment and increases our ability to offer full system roofing solutions to the markets that Carlisle SynTec already serves.

Governance Practices We have always worked diligently to win and retain our investors' trust. During 2002 we reviewed our governance policies to insure that we are protecting the long-term interests of our shareowners. We want you to know how this company is governed and how we intend to protect shareowners' interests. You will find a summary of these practices on the next page.

Looking Ahead Carlisle met the challenges of 2002. The past year was a good test of our operating culture and an opportunity for Carlisle to prove again that we don't just manage businesses . . . we create competitive advantage. Year after year, regardless of economic fluctuations, we have seen that staying committed to our niche-markets and providing high-quality, low-cost products and outstanding service will bring us continued success and provide our shareowners with above average long-term returns. We are looking ahead with renewed financial strength, a more efficient approach to the manufacturing and distribution of our products, and a reinforced commitment to our customers, our employees, and to you, our shareowners. We will continue our proud tradition of *building value into our products . . . and our company.*

Richmond D. McKinnish
President and Chief Executive Officer

Our task is not to manage . . . we must create competitive advantage.



Carlisle Tire & Wheel

Carlisle SynTec roof on the Baltimore Aquarium in Baltimore, Maryland



New line of Grainware™ from Carlisle FoodService

The Board of Directors are the guardians of the trust that the shareowners of Carlisle have placed in the Board to oversee the management of the Company. We will continue to work diligently to maintain that trust. We believe it is the Board's responsibility to oversee the Company, and the responsibility of management to operate the Company, effectively and ethically, with one goal in mind – producing value for Carlisle's shareowners.

The principles listed below, together with the charters and practices of the Board's various committees, provide the framework for the governance of Carlisle. The Board recognizes the dynamic nature of corporate governance, and intends to annually review these principles based upon the recommendations of its Corporate Governance and Nominating Committee.

Role of the Board Carlisle's various businesses are conducted by its employees under the direction of Richmond D. McKinnish, President and Chief Executive Officer, and other senior management personnel. The Board of Directors discusses long-term corporate strategy for Carlisle and monitors and oversees management's performance to assure that the interests of the shareowners are being properly served.

Size and Selection of the Board The Board is currently comprised of 11 directors divided into three classes, each class as nearly equal in number as possible. Annually, directors of a particular class are elected to serve for a three-year term.

The Corporate Governance and Nominating Committee of the Board is responsible for assessing the performance of the Board and the individual directors. This Committee also makes recommendations regarding nominations for new three-year terms and regarding candidates to fill vacancies.

Independence of Directors The Board recognizes the importance of director independence. To be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with Carlisle. Moreover, a director will not be independent if, within the preceding five years: (i) the director was employed by Carlisle, (ii) the director was employed by or affiliated with Carlisle's independent auditor, (iii) the director is part of an interlocking directorate in which an executive officer of Carlisle serves on the compensation committee of another company that employs the director, or (iv) the director had an immediate family member in any of categories (i) – (iii).

The Board has determined that 9 of Carlisle's 11 directors are independent under these standards. The independent directors are as follows: Donald G. Calder, Paul J. Choquette, Jr., Peter L.A. Jamieson, Peter F. Krogh, Anthony W. Ruggiero, Lawrence A. Sala, Eriberto R. Scocimara, Robin W. Sternbergh and Magalen C. Webert. The other two directors are Richmond D. McKinnish, current President and Chief Executive Officer, and Stephen P. Munn, Carlisle's former Chief Executive Officer, who currently serves as Chairman of the Board.

Compensation Director compensation for non-management directors is comprised of (i) an annual retainer fee of $35,000, (ii) additional fees ranging from $5,000 to $15,000 for service on various committees, (iii) stock option grants, and (iv) participation in the Director Retirement Program. The Board believes the directors' compensation is fair and appropriately aligns the directors' interests with the long-term interests of the shareowners.

The Company does not make any personal loans or extensions of credit to directors or executive officers.

Board Committees The Board has established the following committees to assist the Board in discharging its responsibilities: (i) Executive Committee, (ii) Audit Committee, (iii) Pension and Benefits Committee, (iv) Compensation Committee, and (v) Corporate Governance and Nominating Committee.

All directors serving on the Board's various committees, other than the Executive Committee, are independent under the standards described above. In addition, no committee member receives, directly or indirectly, any compensation from the Company other than his or her director's compensation.

With respect to the Audit Committee, Anthony W. Ruggiero, the current Chairman, qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission.



Board of Directors

A. **Donald G. Calder** (a) (c) (d)
President, G.L Ohrstrom & Co., Inc.

B. **Paul J. Choquette, Jr.** (c) (d)
Chairman and Chief Executive Officer, Gilbane Building Company

C. **Peter L. A. Jamieson** (a) (b) (e)
Director, Jardine Strategic Holdings, Ltd.

D. **Peter F. Krogh** (b) (c) (e)
Dean Emeritus and Distinguished Professor of International Affairs, Georgetown University School of Foreign Service

E. **Richmond D. McKinnish**
President and Chief Executive Officer

F. **Stephen P. Munn** (d)
Chairman

G. **Anthony W. Ruggiero** (a) (b) (c)
Executive Vice President and Chief Financial Officer, Olin Corporation

H. **Lawrence A. Sala** (a) (e)
Chairman, Chief Executive Officer and President, Anaren, Inc.

I. **Eriberto R. Scocimara** (b) (d)
President and Chief Executive Officer, Hungarian-American Enterprise Fund

J. **Robin W. Sternbergh** (a) (d) (e)
Past General Manager Distribution and Marketing, IBM

K. **Magalen C. Webert** (a) (e)
Investor in various corporations

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Corporate Governance and Nominating Committee
(d) Member of Executive Committee
(e) Member of Pension and Benefits Committee

Officers

Stephen P. Munn
Chairman

Richmond D. McKinnish
President and Chief Executive Officer

Kirk F. Vincent
Vice President and Chief Financial Officer

Steven J. Ford
Vice President, Secretary and General Counsel

Kevin G. Forster
President, Carlisle Asia Pacific


C
A
E
H
G
D
B
K
J
I
F

Entrepreneurial Management Teams

Their individual dedication to achieving and maintaining leading niche market positions in their industries has built Carlisle.

Carlisle's diverse and experienced teams of entrepreneurial managers drive this Company. Their individual dedication to achieving and maintaining leading niche market positions in their industries has built Carlisle. The Company's unique operating culture affords these industry veterans the best of both worlds: a corporate infrastructure with all the resources and leveraged capabilities a multi-billion dollar global company provides, coupled with sufficient decentralization to allow them to operate optimally and improve their businesses.

Management Style Carlisle's diversified management style holds our operating companies together by:

- encouraging entrepreneurial action,
- supporting responsive decision-making close to the customer,
- maintaining accountability, and
- rewarding success.

We pride ourselves on maintaining a small and supportive corporate staff that encourages operating management to work independently and grow its own talent. It's a bottom-up management style that allows those who know the market best to operate and grow their businesses. It's designed for speed of decision-making and optimum execution . . . and it's successful because we have the talent at the operating company level to get the job done.



Carlisle SynTec

Our management teams are rewarded based upon:

- free cash flow return on net assets, and
- growth that is uniquely tailored to that specific business unit.

Stock ownership is also mandatory for Carlisle management and works to align the interests of shareowners and management, as well as providing an opportunity for financial success based on the performance of Carlisle as a whole.

Building Management Teams that Continue to Build Carlisle We will continue to expect results from our *management teams that exceed the trends in our markets because we believe that is what adds* value to our Company. Their professionalism, entrepreneurial spirit and strategic leadership is what Carlisle's success and future is built upon.

We will continue to expect results from our management teams that exceed the trends in our markets . . .

Carlisle Tire & Wheel

Tensolite


Free Cash Flow
CARLISLE
Management Teams
Growth

2002 was a record year for Carlisle with cash flow from operations reaching $226 million.

One of the critical measurements by which we hold ourselves accountable is the amount of free cash flow that we generate. 2002 was a record year for Carlisle with cash flow from operations reaching $226 million. We will use this cash to develop new products, become more adept users of manufacturing technology, fund acquisitions and reward our shareowners through dividends. We seek to maximize the use of free cash flow by embracing technologies that help us better serve our customers' needs and at the same time reduce our investment in equipment and inventory. We are also working closely with our suppliers and customers to insure that our cash flow is optimized at an effective cost.

Maximizing Opportunities We will invest our cash only in those opportunities that will add value to our shareowners by achieving an acceptable return on investment. This continuing focus on free cash flow fuels Carlisle's growth by giving us the flexibility to expand our position in current markets and enables us to enter new markets where opportunities exist. It allows us to move quickly as economic trends improve, thereby maximizing our competitive advantage.

2002 in Review By targeting measures of free cash flow throughout our operating companies we have been able to reduce our investment in inventory and reduce our average inventory-to-sales from 14.2% in 2001 to 12.6% in 2002. Our review of credit policies resulted in reducing the number of days' sales outstanding by 7%. We have reduced our investment in assets that have a short economic life, allowing us to reallocate resources to those opportunities where the cost/benefit tradeoff is more compelling. Generating free cash flow also allows us to consider acquisitions that add to our core competencies. During 2002 there was only one company that met Carlisle's strict acquisition criteria. We added MiraDri to our Construction Materials business, a solid acquisition that strategically adds to our ability to offer a wider product line to the markets we already serve and at the same time folds the strength of this former supplier into our existing capabilities. It is a great example of what


Free Cash Flow
$150
$100
$50
$0
-$50
Millions
37
18
-17
68
16
101
124
1996
1997
1998
1999
2000
2001
2002


Free Cash Flow Per Share
$5
$4
$3
$2
$1
$0
-$1
1.19
.24
-.56
2.21
.51
3.31
4.04
1996
1997
1998
1999
2000
2001
2002

Free Cash Flow = Cash flow from operations - Capital expenditures - Dividends - Securitization

Carlisle has historically done so well: identify, pursue and successfully integrate profitable, fairly-priced and well-managed companies with strong positions in their niche markets.

Continuing the Focus We will continue to focus on our balance sheet and use the free cash flow generated to take advantage of opportunities to grow profitability. We will strengthen existing businesses and continue to exploit strategic value-enhancing acquisition opportunities that are aligned with our long-term objectives.

We will invest our cash only in those opportunities that will add value . . .

Grinding joints on a Trail King truck body



Tom Miller, General Manager, Carlisle Tire & Wheel, with the new sorting conveyor

Growth

. . . record sales of $1.971 billion were achieved because of . . . our low-cost positioning strategy . . . and our total commitment to world-class customer service.

New products were the thrust of Carlisle's growth in 2002. Our record sales of $1.971 billion were achieved primarily because of the market's acceptance of our new products and an unwavering focus on our core competencies amidst tough market conditions. We held fast to our low-cost positioning strategy, safeguarded our excellent reputation in the many markets we serve and reaffirmed our total commitment to world-class customer service.

New in 2002 Carlisle premiered a wide variety of new products during 2002:

- Carlisle SynTec's product line extensions included factory-applied seaming tape and equipment that speeds the installation of its membrane products.
- Carlisle Tire & Wheel premiered over 100 new tires.
- Carlisle FoodService introduced a new line of Grainware™ serving pieces made of heavy-cast acrylic that have the clarity and reflectivity of fine crystal.
- Carlisle Industrial Brake & Friction moved into a new market with their introduction of a full line of motor home chassis braking systems.



New Maximizer™ Portable Bar from *Carlisle FoodService*

Tailored Growth Growth at Carlisle is uniquely tailored to each particular business. Some will grow best organically, through new product development and enhanced manufacturing processes, while others will grow best by the acquisition of synergistic businesses that augment our current competencies.

Our Approach to Acquisitions Carlisle continues to adhere steadfastly to a highly disciplined acquisition philosophy. We will only consider companies that:

- we fully understand and that complement our existing businesses and markets,
- have been successful in their own right,
- add exceptional products with substantial growth potential,
- will allow us to secure and maintain market leadership,
- will enhance our position in becoming the low-cost producer in the niche markets we serve, and
- will provide above average returns.

The only company to meet this demanding criteria during 2002 was MiraDri, which was added to our Construction Materials segment in October. A leading provider of waterproofing solutions, with $30 million in annual revenue, MiraDri creates competitive advantage for us in our commercial roofing business. A former supplier to Carlisle Coatings and Waterproofing, MiraDri adds several complementary products and, together with our commercial roofing company, Carlisle SynTec, increases our ability to offer full system roofing solutions to the markets we already serve. We will continue to seek out companies that bring the type of synergies that MiraDri brings to the Carlisle portfolio of companies.

2003 and Beyond The strength of proven products, the development of innovative new products and the "bolting-on" of solid acquisitions to our existing units has Carlisle well positioned for continued growth in 2003 and beyond.



Growth at Carlisle is uniquely tailored to each particular business.



Nylon cord that will become tire plies is coated with rubber at Carlisle Tire & Wheel



Finished tires are conveyed behind the curing presses at Carlisle Tire & Wheel



Quality assurance checks are performed prior to membrane packaging at Carlisle SynTec

Despite the construction industry's demand for ever-improving products at lower prices and a 16% decline in commercial construction markets in 2002, Carlisle's Construction Materials business had another outstanding year, increasing sales and earnings by 5% and 10%, respectively.

Ask commercial roofing and waterproofing contractors, building owners and operators, architects and industry experts about any company in the Carlisle Construction Materials family and they will enumerate our strengths in customer service, product innovation and financial stability.



Carlisle SynTec's EPDM roofing system on the Staples Corporate Headquarters in Framingham, Massachusetts

Carlisle SynTec, with more than four decades of experience and nine billion square feet of roofing membrane sold, is considered the industry's premier resource for single-ply roofing systems. Carlisle SynTec ranks highest in independent studies and surveys in such key areas as product quality, innovation and roofing system technology.

Carlisle SynTec's strong commitment to research and development has resulted in product line extensions and recent innovations in the company's core EPDM or rubber membrane product line. Factory-applied seaming tape and equipment that speeds the installation of its EPDM products are creating competitive advantages for Carlisle SynTec and our EPDM customers. Augmenting Carlisle SynTec's traditional strength in EPDM is its line of TPO membranes. Only four years after opening its TPO factory, Carlisle SynTec has garnered the highest market share in this fast-growing segment of the commercial roofing market.

Carlisle Coatings and Waterproofing, with over 20 years of manufacturing experience in sealants, adhesives and tapes for commercial waterproofing and HVAC applications, acquired MiraDri during 2002, a leading provider of waterproofing solutions for both commercial and residential applications. MiraDri adds both scale, in terms of additional volume, and scope with several complementary product additions. It will be merged with Carlisle Coatings and Waterproofing to create one company.

Developing a growing presence in the premium steep-sloped, residential roofing market, **EcoStar**, a 2001 Carlisle acquisition, manufactures roofing tiles from recycled rubber and plastic. Products are offered in a variety of styles including slate and shake tiles. When compared with traditional slate, EcoStar's unique range of products offer substantially lower installed costs, are available in a variety of colors, are a lighter weight and can be warranted for up to 50 years.

The construction industry continues to look for low-cost functionality, product excellence and architectural aesthetics. Carlisle SynTec, Carlisle Coatings and Waterproofing, and EcoStar have consistently met those challenges and provide an excellent growth platform for Carlisle's Construction Materials business.



Dimensional checks are completed on a 60 milimeter thick membrane at Carlisle SynTec

Carlisle Tire & Wheel strengthened its position as the leading U.S. manufacturer of bias-ply tires and specialty wheels during 2002. More than 100 new tires were developed during the year, many of which are focused on the agricultural and construction industries. These new markets present a sizeable opportunity for us. We also significantly expanded our line of All Terrain Vehicle (ATV) tires for both the replacement and original equipment markets. This strategy has resulted in Carlisle Tire & Wheel offering the most comprehensive line of tires in the fastest-growing segment of the specialty tire market.

The consumer trailer business, including travel trailers, boat trailers and trailers for other leisure activities, experienced substantial growth in 2002. We believe this market will continue to grow in 2003 as people create recreational opportunities close to home. Our new line of tires designed specifically for this market clearly identified us as the industry leader.

Brand recognition, unparalleled service, the relentless pursuit of cost reduction, and new product development continue to provide Carlisle Tire & Wheel with significant growth opportunities for the future.

Carlisle Power Transmission's first full year as a division of Carlisle resulted in new product and customer service innovations. Product enhancements include an expanded line of Super Blue Ribbon® belts, new CPT Cotton Drive™ belts, new metric Power Wedge® belts, Cog-belt™ belts and a new synchronous and PolyRib® sleeve program. "Carlisle Conservation Corps" was developed as a new value-added sales program designed to increase energy savings for customers, utilizing Gold Label®, Cog-belts™, RPP Plus® and RPP Panther® high efficiency belts.

Carlisle Power Transmission opened a new manufacturing facility in China on an existing Carlisle Tire & Wheel site. Consolidation of distribution centers with Carlisle Tire & Wheel improved efficiency and resource utilization while enhancing inventory availability and customer service. New support tools included two new tensioning devices, new drive design software and the release of an upgraded Dayco Direct™ B2B system. All of these initiatives will have a significant positive impact on future growth.



Carlisle Power Transmission premiered a variety of new specialty belts



Excess rubber is trimmed from the tires after molding at Carlisle Tire & Wheel



Rubber coated nylon plies are cut to a precise angle and width at Carlisle Tire & Wheel

Carlisle Motion Control is focused on braking solutions and systems for heavy-duty trucking. Our innovative Cohesive Friction® product is designed to double the life of brake linings and drums. Our proprietary Altec® remanufactured brake shoes allow distributors and dealers to focus on the sales process. The operation of Carlisle Motion Control was revitalized in 2002 when we relocated our specialty friction production to a state-of-the-art facility in South Hill, Virginia. This new facility will further the objectives of Carlisle Motion Control in becoming the low-cost producer of large truck (Class 6, 7 and 8) friction products.



Heavy-duty braking system from Carlisle Motion Control



Trailer-mounted controllers from Carlisle Industrial Brake & Friction



Innovative brake and friction solutions

Carlisle Industrial Brake & Friction, our off-highway braking systems business, was focused on innovation throughout 2002. Early in the year we introduced our family of trailer-mounted brakes. Using a patented Carlisle controller, this braking system uses a microprocessor, coupled with a "decelerometer", to automatically sense how much braking is required by the towing vehicle.

Our new custom chassis series of brakes, built for use by motor homes and truck chassis, employs an electronic control that interfaces with the transmission by way of a button on the vehicle dashboard. Carlisle Industrial Brake & Friction has also established an e-trade business to market our products directly to consumers, brake installers and small OEM's via the Internet.



Carlisle Engineered Products specializes in the application of plastics and rubber technologies

Carlisle Engineered Products may be closer to you than you think. Virtually every passenger vehicle, SUV and pickup truck manufactured in North America contains parts made by Carlisle Engineered Products. It could be an air dam or a door gasket, a radiator end tank or a bumper beam; you may very well already be using, and depending upon, our products.

We specialize in the application of plastics and rubber technologies for the automotive industry providing highly engineered components to meet a wide variety of vehicle system needs. Our strong customer base, comprised of major automakers and first-tier system suppliers, have come to depend on us for innovative technology and exceptional value. Carlisle Engineered Products uses a variety of technological processes to shape the more than 50 million automotive components we manufacture. These processes for plastics include injection molding, blow molding and extrusion; for rubber they include molding and extrusion.



We have won the Society of Plastics Engineers' "Most Innovative Use of Plastics" awards competition for the second year in a row. This year we won in the Body-Exterior category for our development of a thermoformed rocker panel incorporating laminated paint film that replaces injection molding and painting technology in this automotive exterior application.



Seal of the Society of Plastics Engineers

Our ten manufacturing plants in the United States and one in Mexico are QS-9000-certified and are strategically located to provide optimum customer service to our customer base. We have just completed expansion of our Tuscaloosa, Alabama facility to manufacture products for the new Nissan vehicles to be assembled in Canton, Mississippi.

Carlisle Engineered Products continues to embrace lean manufacturing policies and processes of continuous improvement, employing new technologies that enable us to meet our customers' increasing demands for greater value at lower cost. We remain committed to year-over-year improvements in return on capital employed and the generation of free cash flow, while we continue to meet and exceed the rising expectations of our customer base.



Carlisle Engineered Products and General Motors were recognized by the Society of Plastics Engineers for the "Most Innovative Use of Plastics." *Left to Right:* John Wiley, Director of Specialty Vehicles for General Motors and Kevin Early, President of Carlisle Engineered Products

Transportation Products

Walker Transportation delivers distinctive designs and value to its customers



Customers look to Trail King for unique transportation solutions

Carlisle Transportation Products has continued to expand its leadership position through **Trail King's** line of specialty trailers and **Walker Transportation's** line of stainless steel tank trailers.

Throughout 2002 Trail King maintained its focus on designing and supplying specialized, custom-designed trailers to the transportation industry. Through the maximization of unique engineering capabilities and quality construction, Trail King manufactures trailers that provide our customers with unique solutions to difficult transportation problems. When LoneStar Transportation was faced with a particularly difficult hauling challenge, they turned to Trail King. In order to transport pairs of wind tower blades that were 115 feet long by 11 feet high and 8 feet wide, Trail King designed and built a specialized trailer that was capable of extending from 53 to 128 feet long. To enable the trailer to maneuver around tight corners, we had to engineer the trailer so it could be hydraulically steered. When the industry has a problem to solve, Trail King is the company to which they turn.

Walker Transportation's uniquely designed frames and cradles provide our customers with a distinctive design and a high measure of insulation at a lower weight than a competitive design. This translates into savings for our customers in the dairy, food processing and industrial markets.

Carlisle Transportation Products continues to differentiate their products through superior design and quality construction. The Trail King and Walker names have been known throughout their long, proud history as providers of premium products that deliver excellent value.



Trail King rear-dump trailer

Tensolite manufactures high-performance interconnect systems for the defense, automated test equipment, aerospace and wireless communication industries. Our focus for 2002 was on developing technical and process leadership while we made significant progress towards our goal of becoming the leading customer service provider in the industry. Though we faced some tough markets in the past eighteen months, Tensolite is well positioned to meet the growing needs of the defense electronics, wireless communication and the test and measurement markets.

Carlisle FoodService is defined by the breadth and quality of our product line, in addition to our exceptional customer service and support. An order placed at Carlisle FoodService by noon means that any of fifteen thousand FoodService products will be shipped that day. This is the type of competitive advantage that has made Carlisle FoodService a recognized leader in the industry. We continue to build on our reputation of providing low-cost solutions to the problems faced by foodservice operators.

Carlisle Process Systems is a world leader in designing, manufacturing and installing complete process lines for cheese, milk and whey powders. In late 2001, the dairy industry experienced dramatic reductions in demand and a reduction in capital investment for new capacity followed in 2002. However, because of strategic acquisitions made in 2001, our market share has increased. These acquisitions, combined with cost reductions and new product introductions, have positioned us well for future growth.

Walker Stainless Equipment's focus in 2002 was on an aggressive cost reduction program that included product standardization and strategic outsourcing. This program has been critical to the development of a new line of extremely competitive process vessels used in the food, dairy, beverage, fine chemical and personal care markets. Walker's pharmaceutical vessel business has increased over the past year, benefiting from our affiliation with the Carlisle Life Sciences group. This partnership has led to improved earnings and visibility in the profitable and rapidly expanding pharmaceutical and biotech markets.

Carlisle Life Sciences, a leading supplier of containment systems for the pharmaceutical and biotech markets, has recently made major inroads in the modular facilities markets. Our Pharmaspace division has begun construction of a multi-million dollar, fully modular expansion of a major pharmaceutical production facility in Puerto Rico. We have also developed breakthroughs in sterile and containment equipment, extending our product line globally and targeting the small-scale production and clinical market segments. These products provide attractive operating returns that will accelerate with the rapidly expanding pharmaceutical and biotech markets.

Johnson Truck Bodies builds multi-temperature refrigerated truck bodies for the food delivery industry. During 2002 we unveiled the new Xtreme™ series refrigerated truck body designed to be lightweight and aimed at capturing market share in the mechanical refrigeration segment. The Xtreme™ model still delivers Johnson's unequalled quality and its industry-leading insulation package, all in a durable fiberglass truck body with a strong steel-welded frame. Johnson now offers a complete range of premium and standard bodies in lengths of eight to twenty-four feet.



Tensolite



Carlisle FoodService



Carlisle Process Systems



Carlisle Life Sciences

Carlisle Companies Incorporated ("Carlisle" or the "Company") reported net sales of $1.971 billion in 2002, exceeding 2001 sales of $1.849 billion by 7%, or $122 million. Increased sales in the Industrial Components segment from Carlisle Tire & Wheel Company, and the full year effect of acquiring Dayco Industrial Power Transmission, renamed Carlisle Power Transmission, in August 2001, accounted for most of the sales growth and offset sales declines at Carlisle Engineered Products, Carlisle Motion Control, Carlisle Industrial Brake & Friction, Tensolite and Carlisle Systems & Equipment. Net sales in 2001 exceeded 2000 net sales of $1.771 billion by 4%, or $78 million, primarily as a result of increased sales in the Construction Materials segment and the full year impact of acquisitions completed in 2000.

Net earnings in 2002 were $72.4 million, or $2.37 per share (diluted), before a change in accounting principle, compared to 2001 net earnings of $24.8 million, or $0.82 per share (diluted). The evaluation of goodwill, required by the Financial Accounting Standard Board's SFAS 142, resulted in a reduction in the carrying value of goodwill for businesses in the Transportation Products and the General Industry segments. The net earnings effect of the evaluation resulted in a transitional charge to earnings of $43.8 million (net of income tax), or $1.43 per share (diluted). The impact of the goodwill impairment in 2002 reduced net earnings from operations of $72.4 million to $28.6 million, or $0.94 per share (diluted). The goodwill reduction was reported as a change in accounting principle effective January 1, 2002.

Also, in accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized. This change had a positive impact of $8.4 million, or $0.28 per share in 2002. The impact on Earnings Before Interest and Taxes ("EBIT" or "earnings") by segment in 2002 was as follows: Industrial Components, $2.9 million; Construction Materials, $0.9 million; Automotive Components, $1.7 million; Transportation Products, $1.7 million; Specialty Products, $0.3 million; General Industry, $7.4 million; and Corporate, $(2.2) million.

Net earnings in 2001 were $24.8 million, or $0.82 per share compared to 2000 net earnings of $96.2 million, or $3.14 per share (diluted). Results for 2001 included a $21.5 million or $0.70 per share after-tax restructuring charge recorded in the first quarter. After factoring out the effect of the restructuring charge, net earnings were $46.3 million or $1.52 per share (diluted). The disappointing results in 2001 were primarily caused by steep declines in demand in many of the markets served by Carlisle. Lower earnings were experienced at most of the operations throughout the year as management reduced production at several manufacturing operations to control inventory levels. Unabsorbed fixed overhead due to lower levels of production and pricing pressure to maintain market share also contributed to the decrease in earnings.

During 2002, Carlisle completed one acquisition and one divestiture. MiraDri, a leading provider of waterproofing solutions for commercial and residential applications was acquired in October 2002, and is included in the Construction Materials segment. The European power transmission belt business that was part of the Dayco Power Transmission business acquired by Carlisle in August 2001, was sold in December 2002. The sale of the European power transmission business resulted in a $0.8 million pre-tax loss.

Six acquisitions were completed in 2001. These acquisitions were: (1) Stork Friesland B.V. and (2) Siersema Sheffers B.V., both Dutch-based designers and sellers of evaporators and spray dryers for milk powder processing, (3) EcoStar, Inc., a provider of synthetic roofing tiles for the steep-sloped roofing market, (4) Wincanton Engineering Ltd., a U.K.-based designer and manufacturer of processing equipment for the food, dairy and beverage industries, (5) Connecting Devices, Inc., a designer and manufacturer of RF/microwave connectors and cable assemblies serving the wireless, Internet infrastructure and optoelectronic switch markets, and (6) the Dayco Industrial Power Transmission business of Mark IV Industries, a manufacturer of transmission belts and accessories used by industrial customers to transfer power from motors and engines to motive and stationary drive systems.

Operating Segments

Industrial Components

Sales of $622 million in 2002 increased 31% over sales of $476 million realized in 2001. The full year effect of acquiring the Dayco Industrial Power Transmission business in August 2001 accounted for 74% of the increase in sales. Carlisle Tire & Wheel Company's sales improved on higher sales of lawn and garden tires and wheels, trailer tires and wheels, ATV tires, and higher aftermarket sales. In 2001, segment sales increased 8% over 2000 sales of $441 million as a result of the acquisition of Dayco Industrial Power Transmission.

Segment earnings of $54.2 million in 2002 were 86% above 2001 earnings of $29.2 million. Current year earnings include a $0.8 million loss on the sale of Carlisle Power Transmission's European belt business. Carlisle Tire & Wheel Company accounted for 65% of the earnings improvement on increased sales, favorable raw material costs, cost reduction programs, manufacturing efficiencies realized through increased production volume and the termination of goodwill amortization in 2002 ($2.9 million). Segment earnings in 2001 decreased 50% from 2000 earnings of $58.7 million as a result of extremely soft markets, price concessions and lower production at Carlisle Tire & Wheel Company. Sales and earnings in this segment tend to be somewhat higher in the first six months of the year due to peak sales of lawn and garden tires and wheels.

Construction Materials

Segment sales of $488 million in 2002 were 5% over 2001 sales of $465 million. The acquisition of MiraDri in the fourth quarter accounted for 29% of the improvement. Overall, 2002 was a difficult year for the Construction Materials segment. Commercial construction in the United States was down approximately 16%. Industry shipments of EPDM or rubber roofing membrane declined approximately 15%. Carlisle SynTec was able to mitigate this decline in demand with higher sales of thermoplastic polyolefin ("TPO") roofing membrane and increased sales of niche products. Additionally, EPDM sales in the RV and pond lining markets were substantially higher in 2002 than in the prior year. Sales of EcoStar residential roofing tiles showed continued improvement in 2002. In 2001, segment sales were up 14% over 2000 sales of $407 million with significant growth in shipments of EPDM roofing membrane and accessories, TPO roofing membrane, insulation and as a result of the 2001 acquisition of EcoStar.

Segment earnings were up 10% in 2002 to $66.4 million, from $60.2 million in 2001. The earnings improvement was primarily the result of lower raw material costs, cost reduction programs and improved production efficiencies at Carlisle SynTec, increased earnings at Icopal, a minority-owned joint venture, the acquisition of MiraDri, and the termination of goodwill amortization in 2002 ($0.9 million). In 2001, segment earnings were 5% above $57.5 million earned in 2000, as a result of higher sales volume and additional sales of higher margin specialty products. Sales and earnings in this segment tend to be somewhat higher in the second and third quarters of the year due to increased construction activity during those periods.

Automotive Components

Sales of $236 million were 6% below 2001 net sales of $252 million. Price concessions and the decision to exit lower margin product lines were the major reasons for the lower sales in 2002. In 2001, segment sales were down 17% from 2000 sales of $302 million due to an overall reduction in vehicle build rates in 2001.

Segment earnings of $12.4 million were 18% above 2001 earnings of $10.5 million. The earnings improvement was primarily attributable to the restructuring programs completed in the prior year, and the termination of goodwill amortization in 2002 ($1.7 million). Earnings in 2001 were below 2000 earnings due to a decrease in net sales and lower production throughout 2001. Overhead costs were reduced in 2001, but cut-backs in production more than offset these savings. Sales in this segment tend to be higher in the first six months of the year due to the automotive build schedule.

Transportation Products

Sales of $120 million were slightly below 2001 sales due primarily to exiting low margin business. Improved sales volume in stainless steel tank trailers, OEM-pavers, agricultural live-bottom and construction trailers was offset by lower sales in specialized and commercial trailers and van chassis. The 7% sales decrease in 2001 from 2000 was the result of a significant decline in demand for construction and live-bottom trailers, commercial and dump trailers, and competitive pricing required to maintain market share.

Segment earnings in 2002 of $6.0 million increased substantially from $1.6 million in 2001. The increase was generated from production efficiency improvements, increased plant utilization, improved product mix, and the termination of goodwill amortization in 2002 ($1.7 million). Segment earnings in 2001 were 81% below 2000 earnings as the result of price discounting across most product lines, unabsorbed fixed overhead from reduced production levels and higher utility costs.

Specialty Products

Net sales of $105 million in 2002 were 9% below net sales of $116 million realized in 2001. Sales at Carlisle Industrial Brake & Friction were 12% lower due to weak product demand combined with inventory reduction programs at several large customers in both industrial friction and brake components. This downturn was prevalent in the domestic markets as well as in markets throughout Europe. Carlisle Motion Control sales were lower, with sales to original equipment manufacturers and distributors accounting for most of the decrease in volume. Distributor sales remained soft as companies lowered their inventories in line with maintenance schedules. Segment sales in 2001 were 10% below $129 million in 2000 due to general market conditions in both industrial friction and brake components.

The $2.1 million loss in 2002 was primarily associated with Carlisle Motion Control. Weak demand in the industrial and mobile equipment markets, lower aftermarket sales, reduced production levels, a pension curtailment charge and other shutdown and relocation expenses associated with closing its Ridgway, Pennsylvania facility, and start-up costs at its South Hill, Virginia facility contributed to the unfavorable results at Carlisle Motion Control. Carlisle Industrial Brake & Friction earnings were below 2001 earnings due to competitive pricing pressure, lower demand for heavy construction and industrial equipment, and relocation and start-up costs. Earnings include the favorable effect of the termination of goodwill amortization in 2002 ($0.3 million). Segment earnings in 2001 were 59% below 2000 results due to competitive pricing pressures, lower customer demand, increased sales of lower margin consumer market products, reduced production to keep inventories in line with lower demand, and start-up costs at the Carlisle Motion Control facility in South Hill, Virginia.

General Industry (All Other)

General Industry segment sales in 2002 of $401 million were 5% below 2001 net sales of $420 million. A 12% increase in sales at Carlisle FoodService was more than offset by sales declines at Carlisle Systems & Equipment and Tensolite. The higher sales at Carlisle FoodService resulted from increased sales to major fast food customers and the mid to upscale casual dining segment. Weak market conditions in the dairy business for cheese and powder products were the primary reasons for a 10% reduction in Carlisle Systems & Equipment sales, as manufacturers were reluctant to invest in new capital equipment. Tensolite's net sales declined 17% in 2002, with two-thirds of the decrease occurring in the commercial aircraft industry. The remaining decrease in sales at Tensolite was the result of a severe downturn in the electronic and telecommunication markets. In 2001, segment sales were 16% above 2000 sales of $362 million as a result of acquisitions completed at Carlisle Systems & Equipment and Tensolite.

Segment earnings of $11.5 million in 2002 were 13% above $10.2 million in 2001. The improvement in earnings was primarily driven by Carlisle FoodService due to increased sales, lower manufacturing costs and favorable absorption of fixed overhead costs. The sales decline and severe price competition were the major reasons for an earnings decline in the Carlisle Systems & Equipment businesses. Lower earnings at Tensolite were the result of reduced sales, lower production to maintain inventories in line with sales demand, and closing its Andover, Massachusetts plant. Segment earnings in 2002 benefited by $7.4 million resulting from the termination of goodwill amortization following the adoption of SFAS 142 as compared to 2001, but included $4.6 million in shutdown and relocation related costs. Segment earnings of $10.2 million in 2001 were 68% below $31.8 million in 2000. Lower sales and margin erosion at most of the operations in this segment more than offset the earnings growth from acquisitions.

Financial Results

Gross margin, expressed as a percent of sales, represents the difference between net sales and cost of goods sold. Margins declined from 20.8% in 2000 to 17.4% in 2001, and increased to 18.2% in 2002. The decline in 2001 reflects the competitive marketplace, higher raw material costs, and unfavorable overhead absorption due to production cut-backs at many operations. The margin improvement in 2002 reflects improved operating efficiency through cost reduction programs, increased production volume and lower raw material costs.

Selling and administrative expenses, expressed as a percent of net sales, decreased from 11.2% in 2001 to 10.7% of net sales in 2002, but were above 10.0% realized in 2000. The 2002 decrease in expense as a percent of net sales was primarily the result of the adoption of SFAS 142 which disallowed the amortization of goodwill and indefinite-lived assets beginning in 2002. Excluding the amortization expense in 2001 would result in selling and administrative expenses of 10.5%, as a percent of sales. Cost control remains a priority and measures were taken in 2001 and 2002 to reduce selling and administrative expenses, but the decline in sales at several operations exceeded cost reductions.

Total costs, which include raw material, manufacturing, selling and administrative, and research and development costs, expressed as a percent of total net sales, decreased to 93.5% in 2002, from 94.7% in 2001 (excluding the 2001 restructuring charge). The decrease in 2002 was the result of lower raw material costs, improved manufacturing efficiencies through increased production and cost reduction programs, and the elimination of amortization expense in 2002 in accordance with SFAS 142. Total costs, as a percent of sales, would have been 94.1% in 2001 without goodwill amortization. Research and development expense, as a percent of sales, increased to 1.0% in 2002 from 0.9% in 2001. The increase in total costs as a percent of net sales in 2001 from 90.1% in 2000 was the result of unabsorbed fixed overhead costs caused by reduced production levels at many operations.

Interest expense, net decreased to $17.2 million in 2002 from $29.1 million in 2001, due to lower interest rates and reduced average borrowings as a result of cash generated from operations and increased borrowings under the accounts receivable securitization program. Interest expense, net increased to $29.1 million from $28.0 million in 2000. The increase in 2001 was due to increased debt incurred to finance acquisitions, partially offset by slightly lower overall interest rates.

Income taxes, for financial reporting purposes, in 2002 and 2001 were at an effective tax rate of 34.5%, excluding the effect of the SFAS 142 goodwill impairment, compared to 36.2% in 2000. The implementation of various foreign and state tax strategies was responsible for the improvement.

Receivables of $143 million decreased from $182 million in 2001. The decrease in receivables was associated with an increase in the utilization of the accounts receivable securitization program initiated in 2001. In 2002, an additional $37 million was sold under the securitization program bringing total receivables sold through the program to $100 million at the end of 2002, up from $63 million in 2001. Days sales outstanding were reduced from 48 in 2001 to 45 days at the end of 2002. Receivables declined 15% in 2001 from 2000 as a result of the implementation of the accounts receivable securitization program. Proceeds from this program of $63 million were used to repay bank debt. Without giving effect to this program, receivables would have increased from $214 million in 2000 to $245 million in 2001 as a result of higher sales in the fourth quarter of 2001 and the impact of acquisitions.

Inventories, valued by the last-in, first-out ("LIFO") method (53%) and the first-in, first-out ("FIFO") method (47%), were $249 million at year end 2002, a slight increase from $246 million at the end of 2001. In 2001, inventory decreased 11% from 2000's year-end position of $277 million as a result of many operations reducing inventories in line with demand.

Prepaid expenses and other current assets of $38 million at the end of 2002, decreased from $89 million in 2001, primarily as a result of reductions in other receivables and notes receivable. Other receivables were $34 million lower due to the receipt of tax refunds, the reclassification of a note to long-term receivables, the receipt of the final payment on the sale of the Company's remaining minority interest in its leasing joint venture sold on December 31, 2001, and reductions in other receivables. Notes receivable decreased $14 million primarily as a result of the Company's purchase of the remaining minority interest in an unconsolidated investment.

Receivables and other assets of $19 million at the end of 2002 were above $4 million at December 31, 2001. Most of the increase was the result of the aforementioned reclassification of a note receivable to other long-term assets.

Capital expenditures totaled $39 million in 2002, a significant reduction from $66 million in 2001. The major capital expenditures in 2002 included capacity expansions for the manufacture of automotive components, heavy-duty friction products, and transmission belts in China, in addition to the initial costs to install a fully integrated ERP system at Carlisle Tire & Wheel Company. Capital expenditures of $66 million in 2001 were $7 million higher than 2000 capital spending of $59 million.

Liquidity and Capital Resources

Net cash provided by operating activities was $226 million in 2002, $225 million in 2001 and $128 million in 2000. Contributing to the 2002 operating cash flow was the receipt of tax refunds of approximately $21 million and the receipt of $7.8 million from the termination of interest rate swaps. Also impacting cash flow in 2002 was a $37 million increase in the utilization of the Company's accounts receivable securitization program. Operating cash flow for 2001 was favorably impacted by a reduction in receivables of $33 million as a result of the securitization program and a $60 million reduction in inventories, excluding the effect of acquisitions. Cash used in investing activities was $57 million in 2002, $218 million in 2001, and $272 million in 2000. The decrease in 2002 reflects significantly lower acquisition activity and reduced capital spending. Cash generated from operations and reduced acquisitions and capital spending allowed the Company to reduce debt by $153 million during 2002.

Carlisle maintains a $375 million revolving credit facility, which had availability of $342 million at December 31, 2002. The Company also maintains with various financial institutions $35 million in committed lines of credit and a $55 million uncommitted line of credit. As of December 31, 2002, $77 million was available under these lines. At December 31, 2002, the Company's $100 million receivables facility was fully utilized.

The following table quantifies certain contractual cash obligations and commercial commitments at December 31, 2002:

In thousands	Total	2003	2004	2005	2006	2007	Thereafter
Short-term credit lines and long-term debt	$337,859	$53,038	$ 2,792	$ 1,491	$965	$150,720	$128,853
Noncancellable operating leases	88,112	16,996	13,324	11,346	9,946	8,273	28,227
Total Commitments	$425,971	$70,034	$16,116	$12,837	$10,911	$158,993	$157,080

At December 31, 2002, letters of credit amounting to $34.5 million were outstanding, primarily to provide security under insurance arrangements and certain borrowings.

The Company has financial guarantees in place for certain of its operations in Asia and Europe to facilitate working capital needs, and warranty and other contractual obligations. At December 31, 2002, the Company had provided guarantees of $5.1 million which are included in current liabilities in the Company's Consolidated Balance Sheet. The fair value of these guarantees is estimated to equal the amount of the guarantees at December 31, 2002.

Carlisle believes that its operating cash flows, credit facilities, accounts receivable securitization program, lines of credit, and leasing programs provide adequate liquidity and capital resources to fund ongoing operations, expand existing lines of business and make strategic acquisitions. However, the ability to maintain existing credit facilities and access the capital markets can be impacted by economic conditions outside the Company's control. The Company's cost to borrow and capital market access can be impacted by debt ratings assigned by independent rating agencies, based on certain credit measures such as interest coverage, funds from operations and various leverage ratios.

Market Risk

Carlisle is exposed to the impact of changes in interest rates and market values of its debt instruments, changes in raw material prices and foreign currency fluctuations. From time to time the Company may manage its interest rate exposure through the use of interest rate swaps to reduce volatility of cash flows, impact on earnings and to lower its cost of capital. As of December 31, 2002, the Company had terminated its interest rate swap contracts on its fixed rate and floating rate debt. The Company continues to monitor this interest rate risk, but currently has no derivative contracts outstanding to hedge this risk.

The Company's operations use certain commodities such as plastics, carbon black, synthetic and natural rubber and steel. As such, the Company's cost of operations is subject to fluctuations as the markets for these commodities change. The Company monitors these risks, but currently has no derivative contracts in place to hedge these risks.

International operations are exposed to translation risk when the local currency financial statements are translated into U.S. Dollars. Carlisle monitors this risk, but currency hedges are not currently in place, as this valuation risk is considered minimal. Less than 10% of the Company's 2002 revenues are in currencies other than the U.S. Dollar.

Environmental

Carlisle management recognizes the importance of the Company's responsibilities toward matters of environmental concern. Programs are in place to monitor and test facilities and surrounding environments and, where practical, to recycle materials. Carlisle has not incurred material charges relating to environmental matters in 2002 or in prior years, and none are currently anticipated.

Backlog

Backlog was $305 million at December 31, 2002 compared to $288 million in 2001. Most of the increase was due to higher backlog positions at Carlisle Tire & Wheel Company and Carlisle Systems & Equipment, and was partially offset by a decrease at Tensolite, due to continued softness in the commercial aircraft and telecommunication markets.

Restructuring

In the first quarter 2001, the Company recorded a $21.5 million after-tax, or $0.70 per share (diluted), restructuring charge to earnings. This charge was primarily composed of costs related to exiting and realigning facilities in the Automotive Components and Specialty Products segments. Approximately $16.1 million of the total after-tax charge was related to machinery, equipment, and goodwill write-offs. The remainder represented anticipated cash expenses from involuntary employee terminations and other restructuring costs. As of December 31, 2002, the Company had completed the terminations under the plan and paid approximately $7.0 million pre-tax for involuntary termination benefits. These payments have been charged against the restructuring liability established in the first quarter of 2001.

Critical Accounting Policies

Carlisle's significant accounting policies are more fully described in the Notes to Consolidated Financial Statements. Certain of Carlisle's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. The Company considers certain accounting policies related to revenue recognition, estimates of reserves for receivables and inventory, deferred revenue and product warranty, valuation of long-lived assets, and pensions and other post-retirement plans to be critical policies due to the estimation processes involved.

Revenue Recognition. Almost all of Carlisle's consolidated revenues are recognized when goods are shipped and title has passed to the customer or when services are performed. Provisions for discounts and rebates to the customer and other adjustments are provided for at the time of sale as a deduction to revenue. Approximately 7% of 2002 revenue was recognized under the percentage-of-completion method. The products sold under the percentage-of-completion method tend to be sold pursuant to long-term, generally fixed-priced contracts that may extend up to 18 months in duration. The percentage-of-completion method results in the recognition of consistent profit margins over the life of a contract. Amounts recognized in revenue under this method are calculated using the percentage of construction cost completed, on a cumulative cost-to-total-cost basis. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term.

Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their credit information. Allowances for doubtful accounts are estimated based on the evaluation of potential losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The reserve for doubtful accounts was $9.3 million at December 31, 2002 and December 31, 2001. Changes in economic conditions in specific markets in which the Company operates could have an effect on reserve balances required.

Inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand for excess and obsolete inventory based on our estimated forecast of product demand and production requirements for the next twelve months and issues related to specific inventory items. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory on hand.

Deferred Revenue and Product Warranty. The Company offers extended warranty contracts on sales of certain products. All revenue for the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Costs of services performed under these contracts are charged to expense as incurred. The Company estimates warranty costs for claims filed using standard quantitative measures based on historical warranty claim experience. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues.

Valuation of Long-Lived Assets and Acquired Intangibles. Carlisle adopted SFAS 142 effective January 1, 2002. SFAS 142 requires at least annual valuations of each applicable underlying business as described below. The business valuation reviews conducted in 2002 resulted in a reduction in the carrying value of goodwill for the Transportation Products segment and the General Industry segment. The goodwill reduction was reported as a cumulative effect of a change in accounting principle retroactive to the beginning of 2002 and resulted in a transitional charge to earnings, net of taxes, of $43.8 million, or $1.43 per share (diluted). With the adoption of this standard, beginning in 2002, goodwill is not amortized. Goodwill amortization was $8.4 million or $0.28 per share in 2001. At December 31, 2002, total assets included $297 million of goodwill.

As a result of SFAS 142, the Company no longer amortizes goodwill but instead performs a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The fair value of the assets including goodwill balances is determined based on discounted estimated future cash flows. The assumptions used to estimate fair value include management's best estimates of future growth rates, capital expenditures, discount rates, and market conditions. If the estimated fair value of a business unit with goodwill is determined to be less than its book value, the Company is required to estimate the fair value of all identifiable assets and liabilities of that business unit. This requires valuation of certain internally developed and unrecognized assets. Once this process is complete, the amount of goodwill impairment, if any, can be determined. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and marketplace transactions in related markets. These estimates will likely change over time. Some of our businesses operate in cyclical industries and the valuation of these businesses can be expected to fluctuate as a result of their cyclicality. SFAS 142 does not permit retroactive application to years prior to adoption. Therefore, earnings beginning in 2002 are higher than in earlier periods as a result of this accounting change, except for the effects of the impairment provision in current results. We believe it is inappropriate to conclude whether the likelihood of any impairment charge resulting from subsequent reviews is more likely in any business segment compared to another segment. Any resulting impairment loss could have an adverse impact on our financial condition and results of operations.

Pensions and Other Post-Retirement Plans. Carlisle maintains defined benefit retirement plans for the majority of its employees. The annual net periodic expense and benefit obligations related to these plans are determined on an actuarial basis. This determination requires assumptions to be made concerning the discount rate, long-term return on plan assets and increases to compensation levels. These assumptions are reviewed periodically by management in consultation with its independent actuary. Changes in the assumptions to reflect actual experience can result in a change in the net periodic expense and accrued benefit obligations. The defined benefit plans' assets consist primarily of publicly-listed common stocks and corporate bonds, and the market value of these assets is determined under the fair value method. The Company uses a September 30 measurement date for valuation purposes. Deviations of actual results as compared to expected results are recognized over a five-year period. The expected rate of return on plan assets was 8.75% and the discount rate was 6.75% for the 2002 valuation. While the Company believes 8.75% is a reasonable expectation based on the plan assets' mix of fixed income and equity investments, significant differences in our actual experience or significant changes in our assumptions may materially affect the pension obligations and our future expense.

Carlisle also has a limited number of unfunded post-retirement benefit programs that provide certain retirees with medical and prescription drug coverage. The annual net periodic expense and benefit obligations of these programs are also determined on an actuarial basis and are subject to assumptions on the discount rate and increases in compensation levels. The plans have maximum obligation limits for the Company and are therefore not subject to health care cost trend rate assumptions. Like the defined benefit retirement plans, these plans' assumptions are reviewed periodically by management in consultation with its independent actuary. Changes in the assumptions can result in a change in the net periodic expense and accrued benefit obligations.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are made based on known events and circumstances at the time of publication, and as such, are subject in the future to unforeseen risks and uncertainties. It is possible that the Company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the Company's mix of products/services; increases in raw material costs which cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental regulations; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the successful integration and identification of the Company's strategic acquisitions; the cyclical nature of the Company's businesses; and the outcome of pending and future litigation and governmental proceedings. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. Further, any conflict in the international arena may adversely affect the general market conditions and the Company's future performance. The Company undertakes no duty to update forward-looking statements.

Consolidated Statements of Earnings and Shareholders' Equity

For the years ended December 31. In thousands except treasury shares and per share data.	**2002**	2001	2000
Net sales	**$1,971,280**	$1,849,477	$1,771,067
Cost and expenses:			
Cost of goods sold	**1,611,805**	1,527,620	1,402,683
Selling and administrative expenses	**211,802**	207,103	176,484
Research and development expenses	**19,929**	17,325	16,463
Restructuring charges	**–**	32,811	–
Other (income) and expense, net	**93**	(2,427)	(3,446)
Earnings before interest and income taxes	**127,651**	67,045	178,883
Interest expense, net	**17,151**	29,120	28,018
Earnings before income taxes and cumulative effect of change in accounting principle	**110,500**	37,925	150,865
Income taxes	**38,122**	13,084	54,685
Income before cumulative effect of change in accounting principle	**72,378**	24,841	96,180
Cumulative effect on prior years (to December 31, 2001) of Goodwill Impairment, net of taxes of $12,072	**(43,753)**	–	–
Net Income	**$28,625**	$24,841	$96,180
Earnings per share - Basic:			
Income before cumulative effect of change in accounting principle	**$2.38**	$0.82	$3.18
Cumulative effect of change in accounting principle	**(1.44)**	–	–
Net Income	**$0.94**	$0.82	$3.18
Earnings per share - Diluted			
Income before cumulative effect of change in accounting principle	**$2.37**	$0.82	$3.14
Cumulative effect of change in accounting principle	**(1.43)**	–	–
Net Income	**$0.94**	$0.82	$3.14
Weighted-average common shares outstanding			
Basic	**30,441**	30,260	30,239
Effect of dilutive stock options	**142**	190	360
Diluted	**30,583**	30,450	30,599

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Cost of Shares In Treasury	Total Shareholders Equity
Balance at December 31, 1999		$39,331	$5,571	$(1,658)	$545,404	$(110,515)	$478,133
Net earnings	$96,180	–	–	–	96,180	–	96,180
Other comprehensive loss, net of tax	(2,966)	–	–	(2,966)	–	–	(2,966)
Comprehensive income	$93,214						
Cash dividends - $0.76 per share		–	–	–	(22,989)	–	(22,989)
Exercise of stock options & other		–	4,697	–	–	4,627	9,324
Purchase of 255,612 treasury shares		–	–	–	–	(9,803)	(9,803)
Balance at December 31, 2000		39,331	10,268	(4,624)	618,595	(115,691)	547,879
Net earnings	$24,841	–	–	–	24,841	–	24,841
Other comprehensive loss, net of tax	(5,242)	–	–	(5,242)	–	–	(5,242)
Comprehensive income	$19,599						
Cash dividends - $0.82 per share		–	–	–	(24,883)	–	(24,883)
Exercise of stock options & other		–	7,307	–	–	5,232	12,539
Purchase of 389,246 treasury shares		–	–	–	–	(14,850)	(14,850)
Balance at December 31, 2001		39,331	17,575	(9,866)	618,553	(125,309)	540,284
Net earnings	$28,625	–	–	–	28,625	–	28,625
Other comprehensive income, net of tax	175	–	–	175	–	–	175
Comprehensive income	$28,800						
Cash dividends - $0.85 per share		–	–	–	(25,887)	–	(25,887)
Exercise of stock options & other		–	5,333	–	–	4,707	10,040
Purchase of 4,119 treasury shares		–	–	–	–	(160)	(160)
Balance at December 31, 2002		**$39,331**	**$22,908**	**$(9,691)**	**$621,291**	**$(120,762)**	**$553,077**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

For the years ended December 31. In thousands, except share data.	**2002**	2001
Assets		
Current assets:		
Cash and cash equivalents	**$23,041**	$15,606
Receivables, less allowances of $9,263 in 2002 and $9,330 in 2001	**142,622**	181,570
Inventories	**248,801**	246,173
Deferred income taxes	**29,208**	21,093
Prepaid expenses and other current assets	**37,836**	88,830
Total current assets	**481,508**	553,272
Property, plant and equipment, net	**447,986**	447,660
Other assets:		
Patents, goodwill and other intangible assets, net	**305,624**	336,814
Investments and advances to affiliates	**62,123**	56,671
Receivables and other assets	**18,659**	3,935
Total other assets	**386,406**	397,420
	$1,315,900	$1,398,352
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt, including current maturities	**$53,038**	$17,688
Accounts payable	**136,881**	137,098
Deferred revenue	**15,631**	15,065
Accrued expenses	**118,712**	102,256
Total current liabilities	**324,262**	272,107
Long-term liabilities:		
Long-term debt	**293,124**	461,379
Deferred revenue	**64,957**	65,480
Other liabilities	**80,480**	59,102
Total long-term liabilities	**438,561**	585,961
Shareholders' equity:		
Preferred stock, $1 par value. Authorized and unissued 5,000,000 shares		
Common stock, $1 par value. Authorized 100,000,000 shares; 39,330,624 shares issued; 30,597,869 outstanding in 2002 and 30,263,084 outstanding in 2001	**39,331**	39,331
Additional paid-in capital	**22,908**	17,575
Accumulated other comprehensive loss	**(9,691)**	(9,866)
Retained earnings	**621,291**	618,553
Cost of shares in treasury - 8,732,755 shares in 2002 and 9,067,540 shares in 2001	**(120,762)**	(125,309)
Total shareholders' equity	**553,077**	540,284
	$1,315,900	$1,398,352

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31. In thousands.	2002	2001	2000
Operating Activities			
Net earnings	**$28,625**	$24,841	$96,180
Reconciliation of net earnings to cash flows:			
Depreciation	**54,996**	49,845	48,346
Amortization	**1,998**	14,115	11,203
Deferred taxes	**17,723**	17,464	9,303
Goodwill transitional impairment, net of tax	**43,753**	–	–
Restructuring charge	**–**	24,650	–
Loss (gain) on divestiture and sales of fixed assets	**1,598**	(4,880)	2,871
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:			
Current and long-term receivables	**22,967**	522	119
Sale of receivables under securitization	**36,903**	33,097	30,000
Inventories	**(2,087)**	59,530	(36,984)
Accounts payable and accrued expenses	**6,158**	19,846	(32,988)
Prepaid and current income taxes	**16,238**	(6,290)	7,610
Long-term liabilities	**(401)**	(5,125)	(7,731)
Other	**(2,414)**	(2,764)	120
Net cash provided by operating activities	**226,057**	224,851	128,049
Investing Activities			
Capital expenditures	**(39,336)**	(65,945)	(59,419)
Acquisitions, net of cash	**(27,030)**	(174,619)	(209,454)
Proceeds from sale of property, equipment and business	**10,734**	20,012	782
Other	**(1,613)**	2,818	(4,174)
Net cash used in investing activities	**(57,245)**	(217,734)	(272,265)
Financing Activities			
Net change in short-term borrowings and revolving credit lines	**(151,862)**	29,077	171,773
Reductions of long-term debt	**(781)**	(428)	(2,616)
Dividends	**(25,887)**	(24,883)	(22,989)
Treasury shares and stock options, net	**9,880**	(2,311)	(479)
Net cash (used in) provided by financing activities	**(168,650)**	1,455	145,689
Effect of exchange rate changes on cash	**7,273**	(1,933)	(2,923)
Change in cash and cash equivalents	**7,435**	6,639	(1,450)
Cash and cash equivalents			
Beginning of year	**15,606**	8,967	10,417
End of year	**$23,041**	$15,606	$8,967

See accompanying Notes to Consolidated Financial Statements.

Summary of Accounting Policies

Nature of Business

Carlisle Companies Incorporated, its wholly-owned subsidiaries and their divisions or subsidiaries, referred to herein as the "Company" or "Carlisle", manufacture and distribute a wide variety of products across a broad range of industries, including, among others, roofing, construction, trucking, automotive, foodservice, industrial equipment, lawn and garden and aircraft manufacturing. The Company markets its products both as a component supplier to original equipment manufacturers, as well as directly to end-users.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in affiliates where the Company does not have control but exercises significant influence are accounted for under the equity method. Equity income related to such investments is recorded in Other income and expense, net. All material intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Debt securities with a remaining maturity of three months or less when acquired are cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value.

Revenue Recognition

A substantial majority of the consolidated revenues are recognized when goods have been shipped (or services have been rendered) with the remainder being recognized on the percentage-of-completion method. These revenues are recorded based on customer orders with fixed or determinable prices and when collectibility from the customer is reasonably assured. Revenue recognized under the percentage-of-completion method amounted to 7% of total revenues in 2002, 9% in 2001 and 6% in 2000.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their credit information. Allowances for doubtful accounts are estimated based on the evaluation of potential losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. Changes in economic conditions in specific markets in which the Company operates could have an effect on reserve balances required.

Inventories

Inventories are valued at the lower of cost or market. In 2002, 53% of the cost of inventories was determined by the last-in, first-out ("LIFO") method as compared to 57% in 2001. The remainder is determined by the first-in, first-out ("FIFO") method.

Deferred Revenue and Product Warranty

The Company offers extended warranty contracts on sales of certain products. All revenue for the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Costs of services performed under these contracts are charged to expense as incurred. The Company estimates warranty costs for claims filed using standard quantitative measures based on historical warranty claim experience. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues.

Pre-Production Costs Related to Long-Term Supply Arrangements

The Company incurs costs to develop and design products and molds, dies and other tools under certain long-term supply agreements. Current assets are recognized as costs are incurred for pre-production design and development costs and for molds, dies and other tools for which the Company will be reimbursed under its long-term supply agreements. At December 31, 2002, the Company had recorded $5.4 million in current assets for these reimbursable costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs allocated to property, plant and equipment of acquired companies are based on estimated fair value at the date of acquisition. Depreciation is principally computed on the straight line basis over the estimated useful lives of the assets. Asset lives are 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 3 to 10 years for leasehold improvements.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with this standard, the Company performs impairment tests on its long-lived assets, excluding goodwill and other intangible assets, when circumstances indicate that their carrying amounts may not be recoverable. If required, recoverability is tested by comparing the estimated future undiscounted cash flows of the asset or asset group to its carrying value. If the carrying value is not recoverable, the asset or asset group is written down to market value.

Patents, Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the provisions of this pronouncement, the Company is no longer amortizing goodwill or other intangible assets with indefinite lives, but such assets will be subject to periodic testing of impairment. As required by SFAS 142, the Company completed an initial review of its reporting units for goodwill impairment and determined that the fair value of goodwill in two segments, the Transportation Products and General Industry segments, was less than its book value. All business valuations were performed using discounted cash flow models. The impairment loss is shown net of tax as a cumulative effect of a change in accounting principle on the Consolidated Statement of Earnings and Shareholders' Equity. See note Goodwill and Other Intangible Assets.

Patents and other intangible assets, recorded at cost, amounted to $8.9 million and $8.2 million at December 31, 2002 and 2001, respectively (net of accumulated amortization of $18.8 million and $17.6 million). Intangible assets that are subject to amortization are amortized on a straight-line basis over their useful lives. The carrying value of intangible assets with indefinite useful lives is not subject to amortization but is tested at least annually for impairment. Costs allocated to patents and other intangible assets of acquired companies are based on estimated fair value at the date of acquisition. See note Goodwill and Other Intangible Assets.

Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over various periods not exceeding 30 years. Goodwill, representing the excess of acquisition cost over the fair value of specifically identifiable assets acquired and liabilities assumed, was $296.7 million and $328.6 million at December 31, 2002 and 2001, respectively (net of accumulated amortization of $32.2 million and $41.1 million).

Pension and Other Post Retirement Benefits

Carlisle maintains defined benefit retirement plans for the majority of its employees. Benefits are based on years of service and employees' compensation prior to retirement. The annual net periodic expense and benefit obligations of these programs are determined on an actuarial basis. The cost of this program is being funded currently.

Carlisle also has a limited number of unfunded post-retirement benefit programs that provide certain retirees with medical and prescription drug coverage. The annual net periodic expense and benefit obligations of these programs are also determined on an actuarial basis.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivatives be recorded at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company is subject to market risk from exposures to changes in interest rates due to its financing, investing and cash management activities. The Company uses interest rate swap agreements, from time to time, to manage the interest rate risk of its floating and fixed rate debt portfolio. The Company, on a periodic basis, assesses the initial and ongoing effectiveness of its hedging relationships.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of the differences between financial statement carrying amounts of assets and liabilities and their respective tax basis. These balances are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. If a portion or all of a deferred tax asset is not expected to be realized, a valuation allowance is recognized.

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. The adoption of this statement will not have a material impact on the Company's statement of earnings or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The provisions are effective for activities initiated after December 31, 2002.

In January 2003, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure. The disclosure provisions of this standard have been adopted herein.

Employee Stock-Based Compensation Arrangements

The Company accounts for awards of stock-based employee compensation based on the intrinsic value method under the Accounting Principles Board Opinion 25. As such, no stock-based compensation is recorded in the determination of Net Income, as options granted have an option price equal to the market price of the underlying stock on the grant date. The following table illustrates the effect on Net Income and Earnings Per Share had the Company applied the fair value method of accounting for stock-based employee compensation under SFAS 123, Accounting for Stock-Based Compensation.

	Years Ended December 31		
	2002	2001	2000
Net Income, as reported	**$28,625**	$24,841	$96,180
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(882)**	(1,778)	(2,087)
Pro forma net income	**$27,743**	$23,063	$94,093
Basic EPS (as reported)	**$0.94**	$0.82	$3.18
Basic EPS (pro forma)	**$0.91**	$0.76	$3.11
Diluted EPS (as reported)	**$0.94**	$0.82	$3.14
Diluted EPS (pro forma)	**$0.91**	$0.76	$3.08

The pro forma effect includes only the vested portion of options granted in and after 1995. Options vest over a two-year period. Compensation cost was estimated using the Black-Scholes model with the following assumptions: expected dividend yield of 2.30 percent in 2002 and 2001, and 2.22 percent in 2000; an expected life of 7 years; expected volatility of 28.6 percent in 2002 and 2001, and 38.7 percent in 2000; and risk-free interest rate of 4.9 percent in 2002, 4.5 percent in 2001, and 5.9 percent in 2000. The weighted-average fair value of those stock options granted in 2002, 2001 and 2000 was $10.08, $12.37 and $12.70, respectively.

Earnings Per Share

Basic earnings per share excludes the dilutive effects of options, warrants, and convertible securities. Diluted earnings per share gives effect to all dilutive securities that were outstanding during the period. The only difference between basic and diluted earnings per share of the Company is the effect of dilutive stock options.

Foreign Currency Translation

The Company has determined that the local currency is the functional currency for its subsidiaries outside the United States. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of shareholders' equity in Accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in Other income and expense, net.

Reclassifications

Certain reclassifications have been made to prior years' information to conform to the 2002 presentation. In 2001, a reduction of $0.4 million in the fair value of the Company's 7.25% senior notes has been reclassified from Receivables and other assets to long-term debt. Additional reclassifications have been made to reclassify warranty claim costs from deferred revenue to accrued expenses and to reclassify a portion of deferred revenues from current to long-term. These reclassifications resulted in a reduction in current and long-term deferred revenue of $4.2 million and $2.0 million respectively, an increase in accrued expenses of $2.6 million and an increase in other liabilities (long-term) of $4.4 million. Reclassifications have also been made to the 2001 and 2000 Consolidated Statements of Cash Flows to display separately amounts received from the sale of receivables under securitization ($33.1 million and $30.0 million respectively), the effects on cash flow of currency exchange rates (a reduction of $1.9 million and $2.9 million, respectively) and deferred taxes ($17.5 million and $9.3 million, respectively).

Receivables Facility

In September 2001, the Company entered into an agreement (the "Receivables Facility") with a financial institution whereby it sells on a continuous basis an undivided interest in certain eligible trade accounts receivable. Pursuant to the Receivables Facility, the Company formed a wholly-owned, special purpose, bankruptcy-remote subsidiary ("SPV"). The financial position and results of operations of the SPV are consolidated with the Company. The SPV was formed for the sole purpose of buying and selling receivables generated by the Company. Under the Receivables Facility, the Company, irrevocably and without recourse, transfers all applicable trade accounts receivables to the SPV. The SPV, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $100.0 million from the multi-seller conduit administered by an independent financial institution for the sale of such an undivided interest.

The Company accounts for its transfers of receivables to the SPV, together with the SPV's sale of undivided interests in the SPV's receivables to the conduit, as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The interest rate paid to the conduit on amounts outstanding under the Receivables Facility is equal to the conduit's pooled commercial paper rate, which was 1.45% at December 31, 2002. The Company's loss on the sales of these receivables is reported in Other income and expense, net, and amounted to $1.6 million during 2002 and $1.3 million in 2001.

At December 31, 2002, the outstanding balance of receivables serviced by the SPV was $161.9 million as compared to $112.6 million as of December 31, 2001. Of this balance, the SPV had sold $100.0 million of undivided interest to the conduit as of December 31, 2002, compared to $63.1 million at December 31, 2001. The Company's retained interest in the SPV's receivables is classified in trade accounts receivable in the Company's consolidated financial statements at its relative fair value and amounted to $59.9 million as of December 31, 2002 and $48.7 million as of December 31, 2001. This retained interest is subordinate to, and provides credit enhancement for, the conduit's ownership interest in the SPV's receivable, and is available to the conduit to pay any fees or expenses due to the conduit, and to absorb all credit losses incurred on any of the SPV's receivables.

Inventories

The components of inventories are as follows:

In thousands	**2002**	2001
FIFO (approximates current costs):		
Finished goods	**$162,213**	$161,719
Work in process	**21,004**	24,909
Raw materials	**77,776**	75,376
	260,993	262,004
Excess FIFO cost over LIFO value	**(12,192)**	(15,831)
	$248,801	$246,173

Property, Plant and Equipment

The components of property, plant and equipment are:

In thousands	**2002**	2001
Land	**$9,934**	$9,160
Buildings and leasehold improvements	**216,078**	194,046
Machinery and equipment	**608,864**	563,816
Projects in progress	**23,185**	44,184
	858,061	811,206
Accumulated depreciation	**(410,075)**	(363,546)
	$447,986	$447,660

Capitalized interest was $1.4 million in 2002 and 2001.

Notes to Consolidated Financial Statements (Continued)

Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

In thousands	Industrial Components	Construction Materials	Automotive Components	Transportation Products	Specialty Products	General Industry	Total
Balance as of January 1, 2002	$132,991	$9,057	$40,277	$20,400	$2,728	$123,179	$328,632
Goodwill acquired during year	–	23,276	–	–	–	–	23,276
Purchase accounting adjustments	582	–	–	–	–	–	582
Impairment loss	–	–	–	(20,400)	–	(35,424)	(55,824)
Goodwill written off related to sale of business unit	(3,294)	–	–	–	–	–	(3,294)
Other Adjustments	89	780	–	–	4	2,452	3,325
Balance as of December 31, 2002	**$130,368**	**$33,113**	**$40,277**	**$ –**	**$2,732**	**$90,207**	**$296,697**

The impairment loss noted above reflects the transitional impact from the Company's adoption of SFAS 142. The reported change in accounting principle for this impairment was net of income taxes. SFAS 142 does not permit retroactive application of the change in accounting for goodwill and other intangible assets. However, prior year net income, adjusted to exclude goodwill amortization, is as follows:

In thousands	For the Year Ended December 31		
(except per share amounts)	**2002**	2001	2000
Reported net income	**$28,625**	$24,841	$96,180
Goodwill amortization	–	8,393	6,354
Adjusted net income	**$28,625**	$33,234	$102,534
Basic earnings per share:			
Reported net income	**$0.94**	$0.82	$3.18
Goodwill amortization	–	0.28	0.21
Adjusted net income	**$0.94**	$1.10	$3.39
Diluted earnings per share			
Reported net income	**$0.94**	$0.82	$3.14
Goodwill amortization	–	0.28	0.21
Adjusted net income	**$0.94**	$1.10	$3.35

The Company's other acquired intangible assets as of December 31, 2002, are as follows:

Acquired In thousands	Accumulated Cost	Net Book Amortization	Value
Assets subject to amortization			
Patents	$9,455	$(7,249)	$2,206
Software license	1,800	(343)	1,457
Tradename	1,500	(400)	1,100
Other	10,990	(10,826)	164
Assets not subject to amortization			
Trademark	4,000	–	4,000
	$27,745	$(18,818)	$8,927

Estimated amortization expense over the next five years is as follows: $1.0 million in 2003, $0.9 million in 2004, $0.7 million in 2005, $0.6 million in 2006 and $0.4 million in 2007.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are as follows:

In thousands	Ownership	**2002**
Icopal A/S	25%	**$49,516**
Other investments	45-60%	**12,607**
		$62,123

Combined summarized financial information for the Company's unconsolidated affiliates is as follows:

In thousands	**2002**
Income statement information	
Net sales	**$637,110**
Pre-tax earnings	**26,115**
Net earnings	**17,376**
Balance sheet information	
Current assets	**$299,057**
Non-current assets	**165,463**
Current liabilities	**202,279**
Non-current liabilities	**91,957**
Equity	**170,284**

Borrowings

Short-term credit lines and long-term debt includes:

In thousands	**2002**	2001
6.70% senior notes due 2008	**$100,000**	$100,000
7.25% senior notes due 2007	**158,303**	149,635
Revolving credit lines	**33,000**	185,000
Industrial development and revenue bonds through 2018	**22,180**	22,245
Other, including capital lease obligations	**16,627**	5,717
Short-term credit lines	**16,052**	16,470
	$346,162	$479,067
Less current maturities and short-term credit lines	**(53,038)**	(17,688)
Long-term debt	**$293,124**	$461,379

The Company utilizes syndicated revolving credit facilities, which provide for borrowings up to $375.0 million with a final maturity date in June 2003. The revolving credit lines provide for interest at the Euro-Dollar rate, which was 1.3% as of December 31, 2002, plus 0.4% to 2.375%. The specific rate is determined based on the Company's long-term debt rating as determined by certain rating agencies and the amount of outstanding borrowings. The Company also maintains with various financial institutions a $55.0 million uncommitted line of credit and $35.0 million of committed lines of credit. As of December 31, 2002, $77.2 million was available under these lines. At December 31, 2002, letters of credit amounting to $34.5 million were outstanding, primarily to provide security under insurance arrangements and certain borrowings.

Under the Company's various debt and credit facilities, the Company is required to meet various restrictive covenants and limitations, including certain net worth and cash flow ratios, all of which were complied with in 2002 and 2001.

The industrial development and revenue bonds are collateralized by Company guarantees, letters of credit, or by the facilities and equipment acquired through the proceeds of the related bond issuances. The weighted average interest rates on the revenue bonds for 2002 and 2001 were 1.94% and 3.7%, respectively.

Other borrowings for 2002 include a capital lease obligation of $7.3 million to fund plant expansions in China.

Cash payments for interest were $21.8 million in 2002, $30.5 million in 2001 and $28.2 million in 2000. Interest expense, net is shown net of interest income of $3.5 million in 2002, $3.7 million in 2001 and $3.5 million in 2000.

The aggregate amount of long-term debt maturing in each of the next five years is approximately $53.0 million in 2003, $2.8 million in 2004, $1.5 million in 2005, $1.0 million in 2006, $150.7 million in 2007, and $128.9 million thereafter.

As of December 31, 2002, the fair value of the Company's 6.70% senior notes is approximately $106.2 million. The fair value of the Company's 7.25% senior notes is approximately $161.1 million at December 31, 2002.

Derivative Financial Instruments

In December 2001, the Company entered into a $150.0 million notional amount interest rate swap, which was designated as a fair value hedge, to hedge a portion of the exposure associated with its fixed rate debt. This fair value hedge was deemed effective at the origination date. On July 16, 2002, the Company terminated $50.0 million notional amount of this fair value hedge resulting in a gain of $1.6 million, which is amortized to reduce interest expense until January 2007, the original termination date of the swap. On September 19, 2002, the Company terminated the remaining $100.0 million notional amount on the fair value hedge resulting in a gain of $7.3 million, which is amortized to reduce interest expense until January 2007. At December 31, 2002, the Company had a remaining unamortized gain of $8.3 million reflected in its long-term debt.

Also in December 2001, the Company entered into a $150.0 million notional amount interest rate swap, designated as a cash flow hedge, to hedge the cash flows for a portion of its variable rate debt. The cash flow hedge was deemed effective at the origination. On July 16, 2002, the cash flow hedge was terminated, resulting in a loss of $1.6 million, which is amortized to interest expense until June 2003, the original termination date of the swap.

Acquisitions

On October 3, 2002, the Company acquired the MiraDri division of Nicolon Corporation. MiraDri provides waterproofing solutions for commercial and residential roofing applications. The operating results for this business since the acquisition date are included in the Construction Materials segment. The Company has preliminarily allocated the purchase price among the acquired assets; however the Company is in the process of fully evaluating the value of these assets, and as a result, the purchase price allocation among the tangible and intangible assets and their useful lives may change.

On February 25, 2002, the Company purchased the remaining minority interest in an unconsolidated investment. Results of operations for this business, which have been included in the Construction Materials segment, did not have a material effect on the results of this segment or on the Company's consolidated results.

The Company acquired the Dayco Industrial Power Transmission business of Mark IV Industries on August 17, 2001, for $138.6 million and accounted for this acquisition under the purchase method. As part of the Industrial Components segment, this unit's results of operations from August 17, 2001, have been included in the accompanying statements of earnings. Amounts assigned to major balance sheet accounts are as follows (in millions):

Current assets	$52.3
Other assets (excluding goodwill and identifiable intangible assets)	54.5
Goodwill (fully tax deductible)	59.3
Identifiable intangible assets	8.7
Current liabilities	22.4
Long-term liabilities	13.8

If this unit had been included in the annual results of operations for 2001 and 2000, the unaudited pro forma results for the Company would have been as follows (in millions except per share data):

	2001	2000
Sales	$1,971	$1,942
Net earnings	33	105
Diluted earnings per share	$1.07	$3.44

The Company also completed other acquisitions within the last three years, all of which have been accounted for as purchases. Results of operations for these acquisitions, which have been included in the consolidated financial statements since their respective acquisition dates, did not have a material effect on consolidated operating results of the Company in the years of the acquisitions.

Shareholders' Equity

The Company has a Shareholders' Rights Agreement that is designed to protect shareholder investment values. A dividend distribution of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of the Company's common stock was declared, payable to shareholders of record on March 3, 1989. The Rights are attached to the issued and outstanding shares of the Company's common stock and will become exercisable under certain circumstances, including the acquisition of 25% of the Company's common stock, or 40% of the voting power, in which case all rights holders except the acquirer may purchase the Company's common stock at a 50% discount.

If the Company is acquired in a merger or other business combination, and the Rights have not been redeemed, rights holders may purchase the acquirer's shares at a 50% discount. On August 7, 1996, the Company amended the Shareholders' Rights Agreement to, among other things, extend the term of the Rights until August 6, 2006.

Common shareholders of record on May 30, 1986 are entitled to five votes per share. Common stock acquired subsequent to that date entitles the holder to one vote per share until held four years, after which time the holder is entitled to five votes.

Employee and Non-Employee Stock Options & Incentive Plan

The Company maintains an Executive Incentive Program (the "Program") for executives and certain other employees of the Company and its operating divisions and subsidiaries. The Program contains a plan, for those who are eligible, to receive cash bonuses and/or shares of restricted stock. The Program also has a stock option plan available to certain employees. The Company also maintains a stock option plan for its non-employee directors.

At December 31, 2002, under the Company's restricted stock plan, 24,741 nonvested shares were outstanding and 2,135,927 shares were available for issuance.

The activity under the stock option plan is as follows:

	Number of Shares	Weighted Average Excercise Price
Outstanding at December 31, 1999	1,962,017	$26.84
Options granted	2,000	31.56
Options exercised	(367,407)	17.33
Options cancelled	(29,600)	23.84
Outstanding at December 31, 2000	1,567,010	$29.20
Options granted	178,500	38.91
Options exercised	(388,958)	16.57
Options cancelled	(20,000)	35.19
Outstanding at December 31, 2001	1,336,552	$34.30
Options granted	185,500	37.85
Options exercised	(304,531)	21.28
Options cancelled	(19,000)	43.97
Outstanding at December 31, 2002	**1,198,521**	**$37.77**

The following tables summarize information about stock options outstanding as of December 31, 2002:

Range of Exercise Prices	Number Exercisable at 12/31/02	Weighted Average Remaining Years	Weighted Average Exercise Price
$12.32-17.25	11,850	0.2	$12.58
17.32-19.63	15,000	2.5	19.63
19.88-29.50	185,832	3.9	28.00
32.75-48.38	985,839	7.1	41.03
	1,198,521		

Exercisable Options:

Range of Exercise Prices	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$12.32-17.25	11,850	$12.58
17.32-19.63	15,000	19.63
19.88-29.50	185,832	28.00
32.75-48.38	804,784	41.58
	1,017,466	

At December 31, 2001, 979,700 options were exercisable at a weighted average price of $33.51.

Other Comprehensive Income (Loss)

The tables below present the pre-tax, tax and after-tax components of other comprehensive loss for the three-year period ended December 31, 2002 (in thousands):

Year Ended December 31, 2000	Pre-tax Amount	Tax Benefit	After-Tax Amount
Foreign currency translation	$(2,966)	$ –	$(2,966)
Other comprehensive loss	$(2,966)	$ –	$(2,966)
Year Ended December 31, 2001			
Minimum pension liability	$(4,863)	$1,678	$(3,185)
Foreign currency translation	(1,891)	–	(1,891)
Loss on hedging activities	(253)	87	(166)
Other comprehensive loss	$(7,007)	$1,765	$(5,242)
Year Ended December 31, 2002			
Minimum pension liability	**$(7,388)**	**$2,549**	**$(4,839)**
Foreign currency translation	**5,845**	**(489)**	**5,356**
Loss on hedging activities	**(522)**	**180**	**(342)**
Other comprehensive (loss) income	**$(2,065)**	**$2,240**	**$175**

Retirement Plans

The Company maintains defined benefit retirement plans for the majority of its employees. Benefits are based primarily on years of service and earnings of the employee. Plan assets consist primarily of publicly-listed common stocks and corporate bonds.

The change in projected benefit obligation:

In thousands	2002	2001
Benefit obligation at beginning of year	**$133,212**	$110,970
Service cost	**5,903**	5,041
Interest cost	**9,413**	8,188
Amendments/obligations acquired	**777**	11,560
Curtailment loss	**48**	–
Actuarial gain	**1,421**	4,443
Benefits paid	**(9,528)**	(6,990)
Benefit obligation at end of year	**$141,246**	$133,212

The change in plan assets:

In thousands	2002	2001
Fair value of plan assets at beginning of year	**$105,545**	$113,309
Actual return on plan assets	**(1,667)**	(12,429)
Company contributions	**1,979**	1,334
Acquisitions	**–**	10,321
Benefits paid	**(9,528)**	(6,990)
Fair value of plan assets at end of year	**$96,329**	$105,545

Reconciliation of the accrued benefit cost recognized in the financial statements:

In thousands	2002	2001
Funded status	**$(44,917)**	$(27,667)
Unrecognized net actuarial loss	**23,954**	9,924
Unrecognized prior service cost	**(2,390)**	(2,561)
Unrecognized transition asset	**(190)**	(824)
Company contributions	**70**	83
Accrued benefit cost	**$(23,473)**	$(21,045)

Components of net periodic benefit cost at December 31:

In thousands	2002	2001	2000
Service cost	**$5,903**	$5,041	$5,289
Interest cost	**9,414**	8,188	8,024
Expected return on plan assets	**(10,747)**	(9,775)	(9,379)
Curtailment expense	**811**	–	–
Net amortization and deferral	**(447)**	(907)	(712)
Net periodic benefit cost	**$4,934**	$2,547	$3,222

The curtailment charge of $0.8 million resulted from the Company closing its Motion Control Ridgway, PA plant which was part of the Specialty Products segment.

The projected benefit obligation was determined using an assumed discount rate of 6.75% in 2002, 7.25% in 2001 and 7.75% in 2000. The assumed rate of compensation increase was 3.50% in 2002, 4.00% in 2001 and 4.50% in 2000; and the expected rate of return on plan assets was 8.75% in 2002, 9.00% in 2001 and 9.25% in 2000.

The 2002 and 2001 pension plan disclosures were determined using a September 30 measurement date. The Company recorded an intangible asset of $3.1 million and $1.7 million as of December 31, 2002 and 2001, respectively, primarily for unamortized prior service costs.

Additionally, the Company maintains retirement savings plans covering a significant portion of its employees. Expenses for these plans were approximately $7.2 million in 2002, $6.8 million in 2001 and $5.6 million in 2000. The Company also sponsors an employee stock ownership plan ("ESOP") as part of one of its existing savings plans whereby the Company matches certain participant contributions with Company common stock. Costs for the ESOP are included in the previously stated expenses. A breakdown of shares held by the ESOP at December 30, the plan's year-end, is as follows:

	2002	2001	2000
Shares held by the ESOP	**1,777,878**	1,826,470	1,792,673

The Company also has a limited number of unfunded post-retirement benefit programs for which the projected benefit obligation was determined using an assumed discount rate of 6.75% in 2002, 7.25% in 2001 and 7.75% in 2000. The assumed rate of compensation increase was 3.50% in 2002, 4.00% in 2001 and 4.50% in 2000. The Company's liability for post-retirement medical benefits is limited to a maximum obligation; therefore, the Company's liability is not affected by an assumed health care cost trend rate. Company contributions equaled benefits paid under the programs. The increase in the benefit obligation in 2001 was due primarily to the acquisition of Carlisle Power Transmission. See Note "Acquisitions."

The change in post-retirement medical projected benefit obligation:

In thousands	2002	2001
Benefit obligation at beginning of year	**$11,438**	$2,798
Service cost	**4**	–
Interest cost	**763**	192
Acquisitions	**–**	9,015
Actuarial loss	**466**	115
Benefits paid	**(1,540)**	(682)
Benefit obligation at end of year	**$11,131**	$11,438

Reconciliation of the post-retirement medical accrued benefit cost recognized in the financial statements:

In thousands	2002	2001
Funded status	**$(11,131)**	$(11,438)
Unrecognized net actuarial loss (gain)	**358**	(81)
Unrecognized transition obligation	**2,207**	2,427
Contributions	**385**	170
Accrued benefit cost	**$(8,181)**	$(8,922)

Components of 2002 post-retirement net periodic benefit costs totaling $1.0 million include interest cost of $0.8 million and amortizations of unrecognized losses and obligations of $0.2 million.

Notes to Consolidated Financial Statements (Continued)

Income Taxes

The provision for income taxes is as follows:

In thousands	**2002***	2001	2000
Currently (receivable) payable			
Federal	**$16,027**	$(4,042)	$37,884
State, local and other	**4,372**	(338)	7,498
	$20,399	$(4,380)	$45,382
Deferred liability (benefit)			
Federal	**$8,741**	$16,118	$8,555
State, local and other	**(3,090)**	1,346	748
	$5,651	$17,464	$9,303
Total provision	**$26,050**	$13,084	$54,685

* 2002 includes the tax effect of $12,072 on the impairment of goodwill

Deferred tax assets (liabilities) are comprised of the following at December 31:

In thousands	**2002**	2001
Extended warranty	**$17,116**	$18,094
Inventory reserves	**2,177**	1,910
Doubtful receivables	**2,732**	1,811
Employee benefits	**18,011**	7,144
Other, net	**5,215**	10,090
Gross deferred assets	**$45,251**	$39,049
Depreciation	**(42,175)**	(28,387)
Amortization	**990**	(3,185)
Gross deferred liabilities	**$(41,185)**	$(31,572)
Net deferred tax assets	**$4,066**	$7,477

No valuation allowance is required for the deferred tax assets based on the Company's past tax payments and estimated future taxable income.

A reconciliation of taxes computed at the statutory rate to the tax provision is as follows:

In thousands	**2002***	2001	2000
Federal income taxes at statutory rate	**$19,137**	$13,274	$52,803
Benefit for export sales	**(1,613)**	(1,111)	(1,061)
State and local taxes, net of federal income tax benefit	**2,611**	912	5,082
Rate difference on foreign earnings	**(1,675)**	116	(678)
Tax effect of goodwill impairment	**7,467**	–	–
Other, net	**123**	(107)	(1,461)
	$26,050	$13,084	$54,685
Effective income tax rate	**47.6%**	34.5%	36.2%

* 2002 includes the tax effect of $12,072 on the impairment of goodwill

Cash payments for income taxes were $12.7 million, $12.4 million and $49.9 million in 2002, 2001 and 2000, respectively.

The Company's income before tax from domestic and foreign operations amounted to $82.5 million and $28.0 million, respectively for the year ended December 31, 2002; $34.3 million and $3.6 million for 2001 and $139.0 million and $11.9 million for 2000. The Company has not provided for U.S. taxes payable on accumulated undistributed foreign earnings of certain subsidiaries since these amounts are permanently reinvested. The amount of undistributed foreign earnings was $55.0 million in 2002, $42.4 million in 2001 and $33.5 million in 2000.

Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for certain facilities and equipment. Rent expense was $17.4 million, $15.4 million, and $9.9 million, in 2002, 2001, and 2000, respectively. Future minimum payments under its various noncancelable operating leases in each of the next five years are approximately $17.0 million in 2003, $13.3 million in 2004, $11.3 million in 2005, $9.9 million in 2006, $8.3 million in 2007, and $28.2 million thereafter.

The Company has financial guarantees in place for certain operations in Asia and Europe to facilitate working capital needs, customer performance and payment and warranty obligations. At December 31, 2002, the Company had guaranteed $5.1 million which is included in current liabilities in the Company's Consolidated Balance Sheet. The fair value of these guarantees is estimated to equal the amount of the guarantees at December 31, 2002 due to their short-term nature.

The following table presents the change in the Company's aggregate product warranty liabilities for 2002:

In thousands	**2002**
Beginning reserve	**$8,117**
Current year provision	**14,020**
Current year claims	**(13,092)**
Ending reserve	**$9,045**

The Company maintains self retained liabilities for workers' compensation, medical and dental, general liability, property and product liability claims up to applicable retention limits. The Company is insured for losses in excess of these limits.

The Company may be involved in various legal actions from time to time arising in the normal course of business. In the opinion of management, there are no matters outstanding that would have a material adverse effect on the consolidated financial position or results of operations of the Company.

Operational Restructuring and Impairment of Assets

In 2001, the Company recorded a restructuring charge of $32.8 million ($21.5 million after-tax or $0.70 per share diluted). This charge is primarily composed of costs to exit and realign under-performing facilities in the Automotive Components and Specialty Products segments. Included in this total are facility closure costs and write-downs of property, plant and equipment, and goodwill of $24.6 million and severance and other costs of $8.2 million. For facilities to be closed, the tangible assets to be disposed of were written down to their estimated fair value, less cost of disposal. All intangible assets associated with the facility closures were evaluated and the carrying value of these assets, based upon expected future operating cash flows, was adjusted if necessary. The restructuring initiative provided for a reduction of approximately 980 employees related to position eliminations from the facility closures and the realignment of operations. As of December 31, 2002, the Company has completed the terminations under the plan and paid approximately $7.0 million pre-tax for involuntary termination benefits.

Divestiture of Business

On December 30, 2002, the Company sold the European operations of its Carlisle Power Transmission business. These operations contributed $35.3 million in net sales to the Industrial Components segment. As a result of this transaction, the Company recognized a pre-tax loss of $0.8 million, which is included in Other income and expense, net. Carlisle Power Transmission and the buyer of this business will manufacture and supply various products to each other on an ongoing basis.

On December 31, 2001, the Company sold its remaining interest in its leasing joint venture. As a result, the Company recognized a pre-tax gain of $5.2 million, which is included in Other income and expense, net.

Fair Value of Financial Instruments

The Company estimates that the carrying amounts of its cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximates fair value due to their short maturity.

Segment Information

The Company's reportable segments have been organized around differences in products and services, and operating segments have been aggregated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates segment performance by earnings before interest and income taxes. The Company's operations are reported in the following segments:

Industrial Components – the principal products of this segment are bias-ply, non-automotive rubber tires, stamped and roll-formed wheels, transmission belts and accessories. Customers include golf cart manufacturers and power equipment manufacturers and boat and utility trailer manufacturers.

Construction Materials – the principal products of this segment are rubber and thermoplastic polyolefin roofing membranes and FleeceBACK™ sheeting used predominantly on non-residential flat roofs and related roofing accessories, including flashings, fasteners, sealing tapes, coatings and waterproofings. The markets served include new construction, re-roofing and maintenance of low-sloped roofs, water containment, HVAC sealants, and coatings and waterproofing.

Automotive Components – the principal products of this segment are highly engineered rubber and plastic components for first-tier suppliers and other manufacturers in the automotive market.

Transportation Products – the principal products of this segment are specialty trailers and standard and custom-built high payload trailers and dump bodies. Customers include heavy equipment and truck dealers and commercial haulers.

Specialty Products – the principal products of this segment are heavy-duty friction and braking systems for truck and off-highway equipment. Customers include truck manufacturers, heavy equipment and truck dealers, and aftermarket distributors.

General Industry (All Other) – the principal products of this segment include high-grade aerospace wire, specialty electronic cable, cable assemblies and interconnects, commercial and institutional plastic foodservice permanentware and catering equipment, fiberglass and composite material trays and dishes, commercial cookware and servingware, ceramic tableware, specialty rubber and plastic cleaning brushes, stainless steel processing and containment equipment and their related process control systems, and refrigerated fiberglass truck bodies. Customers include aerospace original equipment manufacturers, electronic and communications equipment manufacturers, foodservice distributors, restaurants, food, dairy, beverage and pharmaceutical processors and distributors.

Corporate – includes general corporate expenses. Corporate assets consist primarily of cash and cash equivalents, facilities, and other invested assets.

Geographic Area Information – sales are attributable to the United States and to all foreign countries based on customer location. Sales by country for the years ended December 31 are as follows:

Country	2002	2001	2000
United States	**$1,709,225**	$1,607,937	$1,631,702
Canada	**81,710**	81,476	89,090
Mexico	**41,353**	43,522	32,549
United Kingdom	**23,555**	25,299	10,072
All Other	**115,437**	91,243	7,654
Net Sales	**$1,971,280**	$1,849,477	$1,771,067

Long-lived assets, comprised of net property, plant and equipment, goodwill and other intangible assets, investments and other long-term assets, located in foreign countries are as follows:

Country	2002	2001
China	**$27,925**	$6,579
Netherlands	**21,866**	27,207
United Kingdom	**21,400**	23,041
Mexico	**5,605**	5,693
Canada	**3,965**	4,007
Denmark	**1,856**	$3,988
All Other	**6,599**	17,030
Total	**$89,216**	$87,545

Segment Financial Data

In thousands	Sales	Earnings Before Interest and Income Taxes*	Assets	Depreciation and Amortization	Capital Spending
2002					
Industrial Components	**$621,569**	**$54,241**	**$438,946**	**$19,051**	**$10,892**
Construction Materials	**488,047**	**66,404**	**252,193**	**8,217**	**6,593**
Automotive Components	**235,822**	**12,454**	**107,919**	**8,051**	**4,725**
Transportation Products	**119,566**	**5,962**	**50,679**	**2,513**	**2,081**
Specialty Products	**105,324**	**(2,092)**	**73,127**	**5,240**	**4,635**
General Industry (All other)	**400,952**	**11,501**	**315,502**	**12,549**	**8,710**
Corporate	**–**	**(20,819)**	**77,534**	**1,373**	**1,700**
	$1,971,280	**$127,651**	**$1,315,900**	**$56,994**	**$39,336**
2001					
Industrial Components	$476,310	$29,214	$488,301	$16,054	$18,049
Construction Materials	464,932	60,159	205,979	8,415	17,273
Automotive Components	251,963	10,526	120,451	10,193	3,620
Transportation Products	120,284	1,633	66,977	3,460	1,601
Specialty Products	115,771	5,747	81,116	5,877	9,698
General Industry (All other)	420,217	10,193	357,010	18,439	12,014
Corporate	–	(50,427)	78,518	1,522	3,690
	$1,849,477	$67,045	$1,398,352	$63,960	$65,945
2000					
Industrial Components	$441,186	$58,661	$358,944	$14,553	$17,201
Construction Materials	407,038	57,528	258,558	7,661	10,968
Automotive Components	302,355	21,396	139,225	12,048	8,649
Transportation Products	129,604	8,794	81,152	3,185	3,731
Specialty Products	128,661	13,896	76,690	5,686	3,292
General Industry (All other)	362,223	31,821	315,377	15,129	15,231
Corporate	–	(13,213)	75,733	1,287	347
	$1,771,067	$178,883	$1,305,679	$59,549	$59,419

* 2002 excludes the cumulative effect of change in accounting principle.

Quarterly Financial Data

In thousands except per share data (unaudited).	First	Second	Third	Fourth	Year
2002					
Net sales	**$455,101**	**552,283**	**499,972**	**463,924**	**$1,971,280**
Gross margin	**$83,381**	**101,272**	**91,949**	**82,873**	**$359,475**
Operating expenses	**$57,004**	**58,867**	**58,647**	**57,213**	**$231,731**
Earnings before cumulative effect of change in accounting principle	**$12,831**	**24,741**	**19,940**	**14,866**	**$72,378**
Basic earnings per share	**$0.42**	**0.82**	**0.65**	**0.49**	**$2.38**
Diluted earnings per share	**$0.42**	**0.81**	**0.65**	**0.49**	**$2.37**
Net Earnings	**$(30,922)**	**24,741**	**19,940**	**14,866**	**$28,625**
Basic earnings per share	**$(1.01)**	**0.81**	**0.65**	**0.49**	**$0.94**
Diluted earnings per share	**$(1.01)**	**0.81**	**0.65**	**0.49**	**$0.94**
Dividends per share	**$0.21**	**0.21**	**0.215**	**0.215**	**$0.85**
Stock price:					
High	**$43.95**	**45.65**	**47.23**	**43.45**	
Low	**$33.60**	**34.75**	**35.55**	**32.36**	
2001					
Net sales	$463,158	490,433	462,388	433,498	$1,849,477
Gross margin*	$79,729	88,343	81,399	72,386	$321,857
Operating expenses**	$55,516	54,688	56,268	57,955	$224,427
Net earnings	$(10,189)	16,592	10,868	7,570	$24,841
Basic earnings per share	$(0.34)	0.55	0.36	0.25	$0.82
Diluted earnings per share	$(0.33)	0.54	0.36	0.25	$0.82
Dividends per share	$0.20	0.20	0.21	0.21	$0.82
Stock price:					
High	$43.69	39.99	37.06	37.84	
Low	$31.10	32.20	26.40	27.70	

*Previously reported first quarter results of operations included a $37.7 million pre-tax restructuring charge. This charge has been revised to $32.8 million to reflect a reclassification of $4.9 million of inventory write-downs to cost of sales. This reclassification has no effect on net income.

**Excludes a first quarter $32.8 million pre-tax restructuring charge.

Report of Independent Public Accountants

Report of Independent Auditors
The Board of Directors
Carlisle Companies Incorporated:

We have audited the accompanying consolidated balance sheet of Carlisle Companies Incorporated and subsidiaries as of December 31, 2002, and the related statements of earnings, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Carlisle Companies Incorporated and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 31, 2002, before the revisions described in the Notes to the Consolidated Financial Statements in "Summary of Significant Accounting Policies" under "Reclassifications" and "Goodwill and Other Intangible Assets."

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carlisle Companies Incorporated and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Company's "Summary of Significant Accounting Policies" under "Patents, Goodwill and Other Intangible Assets," effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which resulted in a change in the Company's method of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of Carlisle Companies Incorporated and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in the Notes to the Consolidated Financial Statements under "Goodwill and Other Intangible Assets," these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. As described in the Notes to the Consolidated Financial Statements in "Significant Accounting Policies" under "Reclassifications," these consolidated financial statements have been revised to reflect certain reclassifications to conform to 2002 presentations. We audited the adjustments that were applied to revise the 2001 and 2000 consolidated financial statements. In our opinion, such adjustments and disclosures for 2001 and 2000 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of Carlisle Companies Incorporated and subsidiaries other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

Charlotte, North Carolina
February 4, 2003

Report of Independent Public Accountants

To Carlisle Companies Incorporated:

We have audited the accompanying consolidated balance sheets of Carlisle Companies Incorporated (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carlisle Companies Incorporated as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
New York, New York
January 31, 2002

The above audit report of Arthur Andersen LLP, the Company's former independent public accountants, is a copy of the original report dated January 31, 2002 rendered by Arthur Andersen LLP on the Company's consolidated financial statements included in the Company's Form 10-K filed on March 21, 2002, and has not been reissued by Arthur Andersen LLP since that date. The Company is including this copy of the Arthur Andersen LLP audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Act of 1933.

Change in Accountants

On May 1, 2002, the Board of Directors of the Company, as recommended by its Audit Committee, decided to no longer engage Arthur Andersen LLP ("Arthur Andersen") as the Company's independent public accountants and engaged KPMG LLP ("KPMG") to serve as the Company's independent public accountants for the fiscal year 2002. KPMG's engagement commenced May 1, 2002.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the years ended 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and 2000 and through the date of the change in the Company's independent public accountants, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Arthur Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16 to the Company's Form 8-K, dated May 1, 2002, is a copy of Arthur Andersen's letter, dated May 6, 2002, stating its agreement with such statements.

During the years ended December 31, 2001 and 2000 and prior to the date the Company engaged KPMG, the Company did not consult KPMG with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of the Regulation S-K.

Ten-Year Summary

In thousands except shareholders of record and per share data.	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Summary of Operations										
Net sales	**$1,971,280**	1,849,477	1,771,067	1,611,256	1,517,494	1,260,550	1,017,495	822,534	692,650	611,270
Gross margin	**$ 359,475**	321,857	368,384	356,989	328,115	286,461	237,698	197,675	176,369	158,478
Selling & administrative expenses	**$ 211,802**	207,103	176,484	173,375	160,366	143,246	128,676	109,236	102,992	98,448
Research & development	**$ 19,929**	17,325	16,463	15,761	16,178	15,824	11,900	12,339	11,933	11,165
Interest and other expenses, net	**$ 17,244**	59,504	24,572	12,370	11,302	10,607	5,082	3,241	2,652	1,952
Income before cumulative effect of change in accounting principle	**$ 72,378**	24,841	96,180	95,794	84,866	70,666	55,680	44,081	35,568	28,378
Basic earnings per share	**$ 2.38**	0.82	3.18	3.18	2.81	2.34	1.84	1.43	1.17	0.93
Diluted earnings per share	**$ 2.37**	0.82	3.14	3.13	2.77	2.28	1.80	1.41	1.15	0.92
Cumulative effect of change in accounting principle	**$ (43,753)**	–	–	–	–	–	–	–	–	–
Basic earnings per share	**$ (1.44)**	–	–	–	–	–	–	–	–	–
Diluted earnings per share	**$ (1.43)**	–	–	–	–	–	–	–	–	–
Net earnings	**$ 28,625**	24,841	96,180	95,794	84,866	70,666	55,680	44,081	35,568	28,378
Basic earnings per share	**$ 0.94**	0.82	3.18	3.18	2.81	2.34	1.84	1.43	1.17	0.93
Diluted earnings per share	**$ 0.94**	0.82	3.14	3.13	2.77	2.28	1.80	1.41	1.15	0.92
Financial Position										
Net working capital	**$ 157,246**	281,165	312,192	300,660	223,188	191,450	175,285	153,709	164,669	144,474
Property, plant and equipment, net	**$ 447,986**	447,660	402,614	349,451	354,769	294,165	264,238	193,133	158,238	142,229
Total assets	**$1,315,900**	1,398,352	1,305,679	1,080,662	1,022,852	861,216	742,463	542,423	485,283	420,363
Long-term debt	**$ 293,124**	461,379	396,864	281,744	273,521	209,642	191,167	72,725	69,148	59,548
% of total capitalization	**34.6**	46.1	42.0	37.2	40.3	37.6	38.4	21.0	21.8	21.3
Shareholders' equity	**$ 553,077**	540,284	547,879	478,133	405,435	347,253	307,607	273,582	247,850	220,523
Other Data										
Average shares outstanding – basic	**30,441**	30,260	30,239	30,166	30,179	30,235	30,281	30,759	30,519	30,590
Average shares outstanding – diluted	**30,583**	30,450	30,599	30,635	30,674	31,025	30,953	31,226	30,960	30,956
Dividends paid	**$ 25,887**	24,883	22,989	20,511	18,105	15,868	14,129	12,928	11,605	10,705
Per share	**$ 0.85**	0.82	0.76	0.68	0.60	0.53	0.47	0.42	0.38	0.35
Capital expenditures	**$ 39,336**	65,945	59,419	47,839	95,970	59,531	34,990	37,467	31,082	28,490
Depreciation & amortization	**$ 56,994**	63,960	59,549	47,414	45,221	38,755	29,758	23,230	21,940	20,688
Shareholders of record	**2,170**	2,257	2,396	2,546	2,443	2,068	2,145	2,054	2,350	2,186

All share and per share amounts have been restated to reflect the two-for-one stock split on January 15, 1997.
Earnings per share amounts prior to 1997 have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."
See the Notes to Consolidated Financial Statements.

Investor Information

Annual Meeting 12:00 noon, April 21, 2003 at corporate headquarters.

10-K Reports Are available on-line from the SEC, by written request to the Secretary, or at the Company's website: www.carlisle.com.

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers Contact the Registrar, Transfer and Dividend Disbursing Agent for the Company: Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, 1-800-897-9071 or via the Internet, www-us.computershare.com.

Dividend Reinvestment Plan Shareowners may elect to have regular cash dividends automatically reinvested in the Company's common stock and, periodically, additional shares may be purchased for cash. Brokerage commissions and all other service charges are paid for by the Company. For detailed information, contact: Computershare Investor Services, LLC, 1-800-897-9071 or via the Internet, www-us.computershare.com.

Exchange Listing The Company's ticker symbol on the New York Stock Exchange is CSL.

Shareholder Services 1-800-897-9071

Web Site www.carlisle.com


CARLISLE

Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277
704-501-1100
www.carlisle.com
NYSE Symbol: CSL